As filed with the Securities and Exchange Commission on May 25, 1995
                                                     Registration No. 33-91644
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               AMENDMENT NO. 3
                                      TO
                                   FORM S-2
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                                Hardinge Inc.
                      (formerly Hardinge Brothers, Inc.)
            (Exact name of Registrant as specified in its charter)


              New York                                3541                         16-0470200
   (State or other jurisdiction of        (Primary Standard Industrial          (I.R.S. Employer
    incorporation or organization)         Classification Code Number)        Identification No.)

       One Hardinge Drive, Elmira, New York 14902-1507, (607) 734-2281 (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                              MALCOLM L. GIBSON
       Senior Vice President and Chief Financial Officer, Hardinge Inc.
       One Hardinge Drive, Elmira, New York 14902-1507, (607) 734-2281
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  Copies to:

          JONATHAN JEWETT                       LEONARD M. LEIMAN
         Shearman & Sterling               Fulbright & Jaworski L.L.P.
         599 Lexington Avenue                    666 Fifth Avenue
    New York, New York 10022-6069         New York, New York 10103-3198

  Approximate date of commencement of proposed sale to the public: As soon as practicable following the date on which this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |B(

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. |B(

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                            HARDINGE BROTHERS, INC.

                            CROSS REFERENCE SHEET
                  Pursuant to Item 501(b) of Regulation S-K

                              Form S-2                                        Caption or Location
                       Item Number and Heading                                   in Prospectus
 1.      Forepart of the Registration Statement and
           Outside Front Cover Page of Prospectus              Outside Front Cover Page; Cross Reference Sheet
 2.      Inside Front and Outside Back Cover Pages of
           Prospectus                                          Inside Front Cover Page; Available Information
 3.      Summary Information, Risk Factors and Ratio of
           Earnings to Fixed Charges                           Prospectus Summary; The Company; Investment
                                                                Considerations; Selected Financial Data
 4.      Use of Proceeds                                       Prospectus Summary; Use of Proceeds
 5.      Determination of Offering Price                       Underwriting
 6.      Dilution                                              Not Applicable
 7.      Selling Security Holders                              Principal and Selling Shareholders
 8.      Plan of Distribution                                  Outside Front Cover Page; Underwriting
 9.      Description of Securities to Be Registered            Outside Front Cover Page; Prospectus Summary;
                                                                Description of Capital Stock
10.      Interests of Named Experts and Counsel                Management; Legal Matters
11.      Information with Respect to the Registrant            Outside Front Cover Page; Prospectus Summary; The
                                                                Company; Common Stock Market Information;
                                                                Dividend Policy; Selected Financial Data;
                                                                Management's Discussion and Analysis of
                                                                Financial Condition and Results of Operations;
                                                                Business; Description of Capital Stock;
                                                                Consolidated Financial Statements
12.      Incorporation of Certain Information by Reference     Incorporation of Certain Documents by Reference
13.      Disclosure of Commission Position on
           Indemnification for Securities Act Liabilities      Not Applicable

                                EXPLANATORY NOTE


   The Registrant's name was formerly Hardinge Brothers, Inc. On May 19, 1995, the Registrant changed its name to Hardinge Inc.

                                2,282,000 Shares


                                 [HARDINGE LOGO]

                                  Common Stock
                                ($.01 par value)


   Of the 2,282,000 shares of Common Stock offered hereby, 2,250,000 shares are being sold by Hardinge Inc. and 32,000 shares are being sold by the Selling Shareholder. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholder. See "Principal and Selling Shareholders." See "Underwriting" for information relating to the method of determining the initial public offering price.



   The Common Stock has been approved for quotation on the Nasdaq Stock Market's National Market under the symbol "HDNG." See "Common Stock Market Information."



   For information concerning certain factors relating to this offering, see "Investment Considerations."



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                     THE CONTRARY IS A CRIMINAL OFFENSE.



                                     Underwriting                        Proceeds to
                     Price to       Discounts and      Proceeds to         Selling
                      Public       Commissions (1)     Company (2)       Shareholders
Per Share          $     19.00        $     1.33       $     17.67         $  17.67
Total (3)          $43,358,000        $3,035,060       $39,757,500         $565,440


(1) See "Underwriting" for indemnification arrangements.
(2) Before deducting estimated expenses of $1,107,500 payable by the Company.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 342,300 shares of Common Stock at the Price to Public, less the Underwriting Discounts and Commissions shown above, solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $49,861,700, $3,490,320 and $45,805,940, respectively. See "Underwriting."



   The shares of Common Stock offered hereby are being offered by the Underwriters named herein, subject to prior sale and acceptance by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that the Common Stock will be available for delivery on or about June 2, 1995 at the offices of Wertheim Schroder & Co. Incorporated, New York, New York.

WERTHEIM SCHRODER & CO.                     PRUDENTIAL SECURITIES INCORPORATED
    Incorporated

                                 May 25, 1995

PHOTOS FOR INSIDE FRONT COVER INSIDE-RIGHT
HAND PAGE OF FOLD-OUT TO S-2/A

UPPER ONE-THIRD OF PAGE
AERIAL VIEW OF HARDINGE'S MANUFACTURING FACILITY
Hardinge Worldwide Headquarters, Elmira, New York

LEFT-HAND CENTER
ASSEMBLY LINE FOR T42 LATHES
The CONQUEST(R) T42 Lathe assembly line.

BOTTOM RIGHT-HAND CORNER
VARIOUS PARTS MACHINED ON HARDINGE MACHINE TOOLS
Parts for many industries produced on Hardinge machine tools.


PHOTOS FOR INSIDE FRONT COVER INSIDE
LEFT-HAND PAGE OF FOLD-OUT TO S-2/A

UPPER CENTER
HORIZONTAL CNC LATHE
CONQUEST(R) T42SP SUPER-PRECISION(R)
Lathe

LEFT-HAND CENTER
VERTICAL CNC MACHINING CENTER
CONQUEST(R) VMC 700 Vertical
Machining Center

MIDDLE CENTER
COLLAGE OF HARDINGE SUPER-PRECISION(R) LOGO,
THE ASSOCIATION FOR MANUFACTURING
TECHNOLOGY LOGO AND THE FLAG OF
THE UNITED STATES OF AMERICA
Made in USA

RIGHT-HAND CENTER
HORIZONTAL CNC LATHE
CONQUEST(R) VT200 Vertical Lathe

BOTTOM LEFT-HAND CORNER
VARIOUS COLLETS AND WORKHOLDING DEVICES
Collets and workholding devices

BOTTOM RIGHT-HAND CORNER
CONQUEST(R) GT SUPER-PRECISION(R) Lathe

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Shareholders or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any security other than the securities covered by this Prospectus, nor does it constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the dates as of which information is furnished or the date hereof.

                              TABLE OF CONTENTS

                                                                  Page
Prospectus Summary                                                  3
Investment Considerations                                           6
The Company                                                         9
Common Stock Market Information                                     9
Dividend Policy                                                    10
Use of Proceeds                                                    10
Capitalization                                                     11
Selected Financial Data                                            12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations                                                    14
Business                                                           21
Management                                                         31
Principal and Selling Shareholders                                 35
Description of Capital Stock                                       37
Underwriting                                                       40
Legal Matters                                                      41
Experts                                                            41
Available Information                                              41
Incorporation of Certain
 Documents by Reference                                            42
Index to Consolidated Financial
 Statements                                                       F-1

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

   The Company owns or otherwise has rights to trademarks and trade names that it uses in conjunction with the sale of its products. The following trademarks mentioned in this Prospectus are owned by the Company:
HARDINGE(R), SUPER PRECISION(R), CONQUEST(R) and HARCRETE(R).

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by, and should be read in connection with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Prospective investors are urged to read this Prospectus in its entirety. All of the information in this Prospectus with regard to shares and per share amounts pertaining to the Company's Common Stock has been adjusted to give effect to the conversion of the Company's Class A Common Stock and Class B Common Stock into Common Stock effective immediately prior to the date hereof. As of April 10, 1995, after giving effect to this conversion, the Company would have had 3,859,751 shares of Common Stock outstanding. Unless otherwise indicated, this Prospectus assumes that the Underwriters' over-allotment option is not exercised. For a discussion of certain matters that should be considered by prospective investors, see "Investment Considerations."

                                 THE COMPANY
   Hardinge Inc., founded over 100 years ago, is a leading machine tool manufacturer, which designs, manufactures and distributes metal cutting lathes and related tooling and accessories of the highest precision and reliability generally available in the market. A lathe, or turning machine, is one of the most commonly used machine tools and produces a part or finished product, usually round, by moving a cutting tool against a metal bar or other workpiece that is rotating at a very high speed in a spindle mechanism. The Company offers a broad line of general and higher precision small and medium power computer numerically controlled ("CNC") lathes, a vertical CNC machining center, higher precision manually controlled lathes and a wide assortment of workholding and toolholding devices and other non-machine products and services.

   The Company currently manufactures 18 machine tool models, including 12 horizontal CNC lathes, two vertical CNC lathes, a vertical CNC machining center and three manual lathes. The Company markets its machine tools under the well-known Hardinge and Hardinge Super Precision names directly to manufacturers in the automotive, medical equipment, aerospace and electronics industries, as well as in the defense, recreational equipment, farm equipment, construction equipment, energy and transportation industries, and to independent job shops serving these and other industries. The Company also offers option packages with each of its machines to meet specific customer requirements and turnkey services through which it will engineer complete CNC machine systems for customers.

   The Company's large base of installed equipment, coupled with the extensive tooling required to operate a lathe at close tolerances and the need to periodically replace worn-out tooling, have provided a source of significant demand for the Company's non-machine products and services. Non-machine products include over 30,000 different collets, chucks, feed fingers, pads and other workholding devices for its own machines and those produced by other manufacturers, as well as toolholding devices and accessories for its own machines. As part of its commitment to customer service, the Company offers over 45,000 replacement parts, representing substantially all of the spare parts required for the Company's machines currently in service, and such services as equipment installation, operation and maintenance training, machine maintenance and in-field repair. The Company's non-machine products and services have typically provided higher margins than its machine products and, for each of the past five years, have accounted for between 44% and 50% of its net sales.

   The Company seeks to design machines capable of consistently and cost-effectively producing very high precision parts. The Company has incorporated a number of technological advances in its machines, including the use of its proprietary Harcrete machine bases and a patented real-time thermal compensation system. The Company believes that Harcrete machine bases, which are made of a polymer composite, offer technological advantages over traditional cast iron bases, including better vibration dampening and increased thermal stability, thereby increasing precision levels and tooling life. Higher precision is also achieved through the Company's real-time thermal compensation system, which automatically adjusts the location of a machine's cutting tool to compensate for thermal expansion during the machining process.

   In response to customer requirements, the Company has reduced its product development cycle in recent years and has regularly upgraded its machines and introduced new machine tools to broaden its line. As a result, in 1994 and the first quarter of 1995, over 45% of the Company's net sales of machine tools were derived from products introduced or substantially modified since the beginning of 1993. Most recently, in late 1994, the Company introduced its first vertical CNC lathes and vertical CNC machining center, marking its entry into two metal cutting markets with combined U.S. sales of over $575,000,000 in 1994.

Although it operates in a highly cyclical industry, the Company has been profitable for over 50 years, except for a loss recorded in 1992 resulting from its implementation of Statement of Financial Accounting Standards ("SFAS") No. 106. Factors that have contributed to the Company's profitability in recent years include its significant sales of non-machine products and services, its regular introduction of new and upgraded machine models, its ability to control costs and its high degree of vertical integration.

   The Company's operating strategy is to further increase sales through the expansion of existing product offerings and the development of new product lines. It will seek this growth through a combination of internal development, licensing arrangements with other producers and acquisitions. The Company also intends to continue to focus on its non-machine products and services, which have been less cyclical than its machines sales and have increased the stability of its operating results. Further, the Company will continue its commitment to Total Quality Management ("TQM"), which the Company believes has helped it to decrease waste, improve manufacturing efficiency, increase product reliability, better control costs and meet customer requirements.




Plant Expansion
   As a result of the Company's launch of 14 new machine tool models since 1991 and the recent upturn in the machine tool market, the Company's Elmira, New York manufacturing facility is currently operating near full capacity, and the Company expects this facility will continue to operate near full capacity for the balance of 1995. In April 1995, the Company began construction of three additions to its manufacturing facility, which, when completed, will increase its machine making capacity by approximately 25%. Construction is expected to be completed by early 1996. The Company estimates that the cost of these additions, together with the necessary machinery and equipment, will be $15,000,000, most of which will be funded with a portion of the proceeds of this offering.



                                 THE OFFERING

 Common Stock offered by:
 The Company                                   2,250,000 shares
 The Selling Shareholder                       32,000 shares
Common Stock to be outstanding after this
  offering                                     6,109,751 shares (1)
Use of proceeds                                To repay indebtedness and to expand plant capacity.
Dividend policy                                The Company currently intends to pay regular quarterly cash dividends on its Common Stock at the annual rate of $.60 per share. See "Dividend Policy."
Nasdaq National Market symbol                  HDNG

(1) Does not include 14,250 shares of Common Stock reserved for issuance upon exercise of outstanding stock options and 128,000 shares of Common Stock reserved for issuance under the Company's 1993 Incentive Stock Plan. See "Management--Incentive Stock Plan."

Summary Consolidated Financial Information

                                                                                           Three Months Ended
                                               Year Ended December 31,                          March 31,
                                  1990       1991        1992       1993        1994        1994        1995
                                                    (in thousands, except per share data)
Statements of Income Data:
Net sales                                              $
                                $102,859    $82,595     84,797     $98,437    $117,336    $27,479     $40,687
Gross profit                      35,686     28,893     28,892      35,268      40,399      9,549      13,913
Income from operations             7,052      2,914      2,942       9,464      12,517      2,977       5,498
Interest expense                   1,309      1,332      1,380       1,343       1,479        371         476
Interest (income)                 (1,494)    (1,590)    (1,160)       (763)       (453)      (134)       (121)
Income before income taxes         7,237      3,770      2,722       8,884      11,933      2,740       5,469
Cumulative effect of
  changes in accounting
  methods (1)                      --          --       (2,754)       --         --          --          --
Net income (loss)                  4,632      2,707     (1,184)      5,154       6,719      1,612       3,304
Per Share Data:
Income before cumulative
  effect of changes in
  accounting methods            $   1.28    $   .77    $   .45     $  1.45    $   1.88    $   .45     $   .92
Cumulative effect of
  changes in accounting
  methods (1)                      --          --         (.79)       --         --          --          --
Net income (loss)               $   1.28    $   .77    $  (.34)    $  1.45    $   1.88    $   .45     $   .92
Pro forma net income (2)           --          --         --          --      $   1.28    $   .31     $   .61
Cash dividends declared per
  share                         $    .82    $   .80    $   .74     $   .79    $    .84    $   .15     $   .15
Weighted average number of
  shares of Common Stock
  outstanding (3)                  3,621      3,535      3,513       3,565       3,573      3,545       3,584
Other Financial Data:
Gross margin (4)                    34.7%      35.0%      34.1%       35.8%       34.4%      34.8%       34.2%
Operating margin (5)                 6.9%       3.5%       3.5%        9.6%       10.7%      10.8%       13.5%
Capital expenditures              $4,563     $6,128      $4,429     $3,873       $8,046       $749       $1,141
Research and development
  expenditures                     4,449      4,786      4,420       4,216       5,218      1,200       1,233
Depreciation and
  amortization                     3,920      4,054      3,801       3,939       4,354      1,305       1,349

                                                                March 31, 1995
                                                       Actual           As Adjusted (6)
                                                    (in thousands, except per share data)
Balance Sheet Data:
Working capital                                       $ 68,544             $ 73,017
Long-term portion of notes receivable                    8,899                8,899
Total assets                                           132,491              148,464
Short-term debt                                          4,214                  714
Long-term debt                                          21,245                2,143
Shareholders' equity                                    82,595              121,245
Book value per share (7)                                 21.40                19.84
Ratio of total debt to total capitalization
  plus short-term debt                                    23.6%                 2.3%


(1) Includes the cumulative effect of changes in accounting principles for the year ended December 31, 1992 representing the adoption, as of January 1, 1992, of (a) SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," resulting in a $2,867,000 decrease in net income (net of income tax benefit of $1,683,000), and (b) SFAS No. 109, "Accounting for Income Taxes," resulting in a $113,000 increase in net income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations ('Management's Discussion and Analysis')--Accounting Changes."



(2) Gives effect to the (i) reduction in interest expense resulting from the application of the estimated net proceeds to the Company from this offering to reduce long- and short-term debt (see "Use of Proceeds") and
    (ii) recording of income tax expense based on the estimated effective income tax rate, assuming this offering had been consummated on January 1, 1994. Does not give effect to the Company's increased machine making capacity that will result from the expansion of its Elmira, New York manufacturing facility. See "Business--Property." Weighted average number of shares of Common Stock outstanding for the year ended December 31, 1994 and the three months ended March 31, 1994 and 1995 would have been 5,823,000, 5,795,000 and 5,834,000, respectively, assuming this offering had been consummated on January 1, 1994.


(3) Excludes shares of restricted Common Stock that had not yet vested, issued to officers and employees under the Company's 1988 and 1993 Incentive Stock Plans.

(4) Gross margin is gross profit as a percent of net sales.

(5) Operating margin is income from operations as a percent of net sales.


(6) Gives effect to the sale by the Company of its shares of Common Stock in this offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds."



(7) Based on 3,859,751 shares of Common Stock outstanding at March 31, 1995 (including 293,581 shares of restricted Common Stock that have not yet vested) and 6,109,751 shares of Common Stock outstanding as adjusted.

                           INVESTMENT CONSIDERATIONS

   Potential purchasers of the Common Stock should carefully consider the following factors, as well as the other information contained in this Prospectus, before deciding to purchase shares of the Common Stock offered hereby:

Cyclical Industry
   Machine tools are purchased predominately by industrial companies or by independent job shops that, in turn, sell machined parts to industrial companies. As a result, machine tool producers are subject to the long-term cyclical nature of the industrial sector in the United States and in important markets abroad. The level of demand for machine tools can also be affected by factors influencing industrial production, such as interest rates, the availability of skilled laborers and governmental tax policies (such as investment tax credits or accelerated depreciation of capital goods), as well as by the need for manufacturers to improve their efficiency (independent of their need to increase their capacity). Generally, when industrial production has increased, the Company has benefited from increased demand for its products. On the other hand, during periods of economic contraction, the Company has generally been adversely affected by declining demand for its products. The Company's results are expected to continue to be significantly affected by changes in the level of industrial production in its primary markets. See "Business--Machine Tool Industry Overview."

Dependence on Foreign Electronics Supplier
   The computer and related electronics package used in the Company's CNC machines are supplied by Fanuc Limited, a large Japanese electronics company. The Company's purchases from this supplier are not made pursuant to a long-term contract and are subject to the additional risks associated with purchasing products internationally, including risks associated with potential import restrictions and exchange rate fluctuations, as well as changes in tax laws, import/export regulations, tariffs and freight rates. Although the Company believes its relationship with this supplier is excellent, there can be no assurance that the Company will be able to obtain these products from this supplier on satisfactory terms indefinitely. While the Company believes that design changes could be made to its machines to allow sourcing from several other suppliers, a disruption in the supply of the Fanuc components could cause the Company to experience a substantial disruption of its operations, depending on the circumstances at the time. Any prolonged disruption in the supply of computer and related electronics packages would materially adversely affect the Company. See "Business--Manufacturing and Supply."

Competition
   The markets in which the Company's machine and non-machine products are sold are extremely competitive and highly fragmented. In marketing its products, the Company competes with other manufacturers primarily on quality, reliability, price, value, delivery time, service and technological characteristics. The Company competes with a number of U.S., European and Asian competitors, many of which are larger, and have substantially greater financial resources, than the Company. While the Company believes its product lines compete effectively in their markets, there can be no assurance that they will continue to do so. See "Business--Competition."

Technological Change
   The machine tool industry is subject to technological change, evolving industry standards, changing customer requirements and improvements in and expansion of product offerings, especially with respect to CNC products. The Company's ability to anticipate changes in technology, industry standards, customer requirements and product offerings by competitors, and to develop and introduce new and enhanced products on a timely basis that are accepted in the market, will be significant factors in the Company's competitive position and prospects for growth. Moreover, if technologies or standards used in the Company's products become obsolete or fail to gain widespread commercial acceptance, the Company's business would be materially adversely affected. Although the Company believes that it has the technological capabilities to remain competitive, there can be no assurance that developments by others will not render the Company's products or technologies obsolete or noncompetitive. Failure to effectively introduce new products or product enhancements on a timely basis could materially adversely affect the Company's business, operating results and financial condition. See "Business--Company Strategy."

International Operations
   In 1994, 21.6% of the Company's net sales were outside of the United States, principally in the United Kingdom, Canada and China. The Company's Western European operations generated operating losses in recent years primarily as a result of a general economic downturn, losses incurred in connection with discounts resulting from a competitive market, and write-offs of discontinued products and obsolete inventory, particularly in France. The Company's international operations have generated lower operating margins than its U.S. operations. See Note 5 to the Consolidated Financial Statements. While the Company has taken several actions to improve the operating results of its Western European operations, there can be no assurance that these actions will be successful. The Company expects that its international operations will continue to realize lower operating margins than its U.S. operations, primarily because of the higher distribution costs incurred on foreign sales and competitive conditions in a number of foreign markets that it serves. See "Management's Discussion and Analysis."

   The Company expects that international sales will continue to account for a significant portion of its net sales in future periods. International sales are subject to fluctuations in exchange rates and, particularly in emerging economies, are subject to inherent risks, including potential political instability, regional conflicts, unexpected changes in regulatory requirements and tariffs, longer payment cycles, greater difficulty in receivables collection, potentially adverse tax consequences and trade or currency restrictions. These factors could have a material adverse effect on the Company's international operations. See "Management's Discussion and Analysis."

Foreign Exchange Risk
   The Company's international operations generate sales in a number of foreign currencies, particularly English pounds sterling, Canadian dollars and Deutsche marks, and it conducts sales and service operations in the United Kingdom, Canada and Germany. Therefore, the Company's results of operations and financial condition are affected by fluctuations in exchange rates between these currencies and the U.S. dollar. See Notes 1 and 5 to the Consolidated Financial Statements. In addition, the Company's purchases of computers and electronics packages from a supplier in Japan in transactions denominated in Japanese yen are affected by fluctuations in the exchange rate between the Japanese yen and the U.S. dollar. Any prolonged devaluation of the U.S dollar against the Japanese yen could materially increase the cost of the computers and related electronics packages used in the Company's CNC machines. See "Management's Discussion and Analysis."

Dependence on Skilled Labor
   The Company conducts substantially all of its operations at its factory in Elmira, New York. The Company's continued success depends on its ability to attract and retain a skilled labor force at this location. While the Company has had little difficulty in attracting and retaining skilled employees in the past, there can be no assurance that the Company will continue to be successful in attracting and retaining the personnel it requires to develop, manufacture and market its products and expand its operations. See "Business--Employees."

Capacity Constraints
   The Company's Elmira, New York manufacturing facility is currently operating near full capacity, and the Company expects this facility to operate near full capacity for the balance of 1995. In April 1995, the Company began construction of three additions to its manufacturing facility, which, when completed, will increase its machine making capacity by approximately 25%. Construction is expected to be completed by early 1996. There can be no assurance that the Company will be able to complete its plant expansion on a timely basis or that production will commence on schedule during early 1996. Any delay in expansion of this facility will likely require the Company to stretch out delivery times or turn down business, which could adversely affect the Company's results of operations and growth. See "Business--Manufacturing and Supply."

Fluctuations in Quarterly Results
   The Company's quarterly results are subject to significant fluctuation based on the timing of its shipments of machine tools, which are largely dependent upon customer delivery requirements. Traditionally, the Company has experienced reduced activity during the third quarter of the year, largely as a result of vacations scheduled at its customers' plants and the Company's policy of closing its facilities during the first two weeks of July. As a result, the Company's third-quarter net sales, income from operations and net income typically have been the lowest of any quarter during the year. See "Management's Discussion and Analysis--General" and Note 7 to the Consolidated Financial Statements for information with respect to the Company's quarterly results.

Environmental Matters
   The Company's operations are subject to extensive federal and state legislation and regulation relating to environmental matters. Company activities on its properties have resulted in environmental impacts and activities by others on adjacent properties have had environmental impacts on the Company's properties. Financial responsibility for the remediation of contaminated property can be imposed on the Company regardless of fault or the lawfulness of the original activity or disposal. Although the Company believes, based upon information currently available, that it will not have material liabilities in this regard, there can be no assurance that future remedial requirements or changes in the enforcement of existing laws and regulations, which are often subject to extensive regulatory dis-cretion, will not result in material liabilities. In addition, future environmental regulations, including those under the Clean Air Act, are expected to impose stricter compliance requirements on the machine tool industry in general. While the Company does not believe that these anticipated future requirements are likely to have a material adverse effect upon the Company, there can be no assurance that future capital expenditures and costs for environmental compliance will not have a material adverse effect on the Company's financial condition, results of operations or competitive position. See "Management's Discussion and Analysis--Environmental Expenditures" and "Business--Environmental Matters."

Control by Current Shareholders
   Upon completion of this offering, the Company's existing executive officers, directors and 5% shareholders will beneficially own approximately 34.9% of the Company's outstanding shares of Common Stock. As a result, these shareholders will have a significant influence over, and may in fact control, matters requiring approval by the shareholders of the Company, including the election of directors. The voting power of these shareholders under certain circumstances may have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal and Selling Shareholders."


Limited Prior Public Market; Possible Volatility of Stock Price
   Prior to this offering, the Company's capital stock consisted of Class A Common Stock and Class B Common Stock, which were quoted through the National Quotation Bureau "pink sheet" service and the OTC Bulletin Board and traded in small amounts on a limited and sporadic basis. See "Common Stock Market Information." Although the Common Stock has been approved for quotation on the Nasdaq Stock Market's National Market (the "Nasdaq National Market"), there can be no assurance that an active trading market for the Common Stock will develop or, if it does develop, that such trading market will be sustained after the completion of this offering. The initial public offering price was determined by negotiations among the Company, the Selling Shareholder and representatives of the Underwriters, and may not be indicative of prices that will prevail in the trading market. See "Underwriting" for information relating to the factors considered in determining the initial public offering price of the Common Stock. The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, general market price declines or market volatility in the future could affect the market price of the Common Stock.


Shares Available for Future Sale
   At April 10, 1995, the Company had 3,859,751 shares of Common Stock outstanding and an additional 2,250,000 shares (or 2,592,300 shares if the Underwriters' over-allotment option is exercised in full) will be sold by the Company in this offering. Substantially all of these shares that are held by persons other than "affiliates" of the Company will be freely transferable without further restriction under the Securities Act of 1933. The Company, as well as holders of 3,234,432 shares of Common Stock, including the Selling Shareholder and all officers and directors of the Company, have agreed not to offer, sell or otherwise dispose of any shares of Common Stock, subject to certain exceptions, for a period of 180 days following the date of the Prospectus, without the prior written consent of Wertheim Schroder & Co. Incorporated. Prior to this offering, the Company believes that the limited nature of the public trading market for the Common Stock may have caused certain holders of the Common Stock to refrain from disposing of all or a portion of their shares. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock.

Certain Anti-takeover Provisions
   Certain provisions of the Company's Restated Certificate of Incorporation and By-laws may have the effect of discouraging a third party from making an acquisition proposal for the Company and may thereby inhibit a change in control of the Company under circumstances that could give the shareholders the opportunity to realize a premium over the then-prevailing market prices. In addition, under certain circumstances, Section 912 of the New York Business Corporation Law makes it more difficult for an offeror to acquire and exercise control over a corporation pursuant to a tender offer or request or invitation for tenders. See "Description of Capital Stock--Certain Anti-takeover Provisions."

                                  THE COMPANY

   The Company, founded over 100 years ago, is a leading machine tool manufacturer, which designs, manufactures and distributes metal cutting lathes and related tooling and accessories of the highest precision and reliability generally available in the market. A lathe, or turning machine, is one of the most commonly used machine tools and produces a part or finished product, usually round, by moving a cutting tool against a metal bar or other workpiece that is rotating at a very high speed in a spindle mechanism. The Company offers a broad line of general and higher precision small and medium power CNC lathes, a vertical CNC machining center, higher precision manually controlled lathes and a wide assortment of workholding and toolholding devices and other non-machine products and services.

   The Company currently manufactures 18 machine tool models, including 12 horizontal CNC lathes, two vertical CNC lathes, a vertical CNC machining center and three manual lathes. The Company markets its machine tools under the well-known Hardinge and Hardinge Super Precision names directly to manufacturers in the automotive, medical equipment, aerospace and electronics industries, as well as in the defense, recreational equipment, farm equipment, construction equipment, energy and transportation industries, and to independent job shops serving these and other industries. The Company also offers option packages with each of its machines to meet specific customer requirements and turnkey services through which it will engineer complete CNC machine systems for customers.

   The Company's large base of installed equipment, coupled with the extensive tooling required to operate a lathe at close tolerances and the need to periodically replace worn-out tooling, have provided a source of significant demand for the Company's non-machine products and services. Non-machine products include over 30,000 different collets, chucks, feed fingers, pads and other workholding devices for its own machines and those produced by other manufacturers, as well as toolholding devices and accessories for its own machines. As part of its commitment to customer service, the Company offers over 45,000 replacement parts, representing substantially all of the spare parts required for the Company's machines currently in service, and such services as equipment installation, operation and maintenance training, machine maintenance and in-field repair. The Company's non-machine products and services have typically provided higher margins than its machine products and, for each of the past five years, have accounted for between 44% and 50% of its net sales.

   The Company's business was founded by Franklin and Henry Hardinge in 1890 in Chicago, Illinois to produce high quality lathes that were used by local watch manufacturers. In 1931, the Company was merged with Morrison Machine Products, Inc., an Elmira, New York-based maker of workholding devices for lathes that had been organized during World War I. The businesses were combined under the name Hardinge Brothers, Inc. and their operations were consolidated in Elmira under the leadership of Douglas G. Anderson and Leigh
R. Evans. On May 16, 1995, it is expected that the Company's name will be changed to Hardinge Inc.

   Unless the context otherwise requires, the term "Company" refers to Hardinge Inc., a New York corporation, its subsidiaries and predecessors. The principal executive offices of the Company are located at One Hardinge Drive, Elmira, New York 14902-1507 and its telephone number is (607) 734-2281.

                       COMMON STOCK MARKET INFORMATION


   Prior to this offering, the Company's Class A Common Stock and Class B Common Stock were quoted through the National Quotation Bureau "pink sheet" service and the OTC Bulletin Board under the symbols "HDNGA" and "HDNGB," respectively, and traded in small amounts on a limited and sporadic basis. The Company believes that the prior sales prices and quotations for the Class A and Class B Common Stock do not provide a meaningful indication of the value of the Common Stock. Prior to the initial filing of this offering, such sales prices and quotations were below the initial public offering price for this offering. The initial public offering price of the Common Stock offered hereby has been determined through negotiations among the Company, the Selling Shareholder and the representatives of the Underwriters and may not be indicative of the market price of the Common Stock after this offering. See "Underwriting." The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "HDNG."


   At April 10, 1995, there were 432 record holders of the Company's Common
Stock.

                                DIVIDEND POLICY


   The Company has paid regular cash dividends for over 50 consecutive years. The Board of Directors' practice has been to pay five dividends in respect of each year--four quarterly dividends during the year and a fifth dividend in January of the following year. The Board has determined to discontinue the payment of a fifth dividend upon completion of this offering. The Company paid total dividends (including the fifth dividend for the prior year) of $.74 per share in 1993, $.79 per share in 1994 and $.39 per share during the first quarter of 1995. The Company has declared a dividend of $.15 per share payable on June 9, 1995 to shareholders of record on June 1, 1995. Investors in this offering will not receive the June 1995 dividend. The Company has also declared a dividend of $.15 per share payable on September 8, 1995 to shareholders of record on August 25, 1995.


   The Board of Directors currently intends to pay quarterly dividends at the annual rate of $.60 per share. There can be no assurance, however, as to the payment or amount of future dividends, since they will depend on the Company's earnings and financial condition, upon the prospects for its business and upon other factors the Board of Directors may deem relevant. The payment of dividends will also be subject to compliance with the provisions of New York law and with the financial covenants contained in the Company's debt agreements. Although the Company's existing debt agreements limit the payment of dividends, after giving effect to this offering, these agreements would not currently limit the Company's payment of dividends to a material extent. See "Management's Discussion and Analysis--Liquidity and Capital Resources."

                               USE OF PROCEEDS


   The net proceeds to be received by the Company in this offering are estimated to be $38,650,000 (or $44,698,000 if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated expenses of this offering payable by the Company. The net proceeds will be used as follows:



     (i) To repay all of the borrowings outstanding under the Company's revolving credit facility, which totaled $14,102,000 at March 31, 1995 and are expected to total approximately $20,000,000 at the time of the closing of this offering. The revolving credit facility bore interest at the rate of 7.124% on March 31, 1995 and provides for borrowings through August 1, 1997. The revolving credit facility is required to be repaid beginning September 30, 1997 in 16 consecutive quarterly installments of equal amounts.


    (ii) To repay in full the $5,000,000 principal amount of its 9.52% Term Loan due 1995. In connection with the repayment of its Term Loan, the Company will pay approximately $75,000 in prepayment premiums.

   (iii) To repay in full the $3,500,000 of borrowings outstanding under the line of credit that matures on April 30, 1996. These borrowings bore interest at the rate of 6.125% per annum on March 31, 1995.


   (iv) To finance the planned expansion of the Company's manufacturing facility, which is scheduled to be completed by early 1996 and is estimated to cost $15,000,000. The Company intends to use cash flow from operations or borrowings under its revolving credit facility to fund the balance of the cost of the expansion project. See "Business--Property."


   Pending the uses outlined above, the net proceeds will be invested in short-term, interest-bearing instruments. The Company will not receive any of the proceeds from the sale of the Common Stock offered by the Selling Shareholder.

                                 CAPITALIZATION

   The following table sets forth the capitalization of the Company as of March 31, 1995 and as adjusted to give effect to the sale by the Company of its shares of Common Stock in this offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds."

                                                                                  March 31, 1995
                                                                             Actual        As Adjusted
                                                                                  (in thousands)
Short-term debt (1):
 Notes payable to bank                                                      $  3,500        $     --
 Current portion of long-term debt                                               714             714
  Total short-term debt                                                     $  4,214        $    714
Long-term debt, less current maturities (1):
  9.38% Amortizing Note due 1998                                            $  2,143        $  2,143
 9.52% Term Loan due 1995                                                      5,000              --
 Revolving Credit Facility                                                    14,102              --
  Total long-term debt                                                        21,245           2,143
Shareholders' equity:
 Preferred Stock, par value $.01 per share:
   2,000,000 shares authorized; none issued                                       --              --
 Common Stock, par value $.01 per share: 20,000,000 shares authorized;
   3,918,790 shares issued; 6,168,790 shares issued, as adjusted (2)              39              62
 Additional paid-in capital                                                   11,439          50,066
 Retained earnings                                                            77,633          77,633
 Cost of treasury shares                                                        (740)           (740)
 Cumulative foreign currency translation adjustment                           (1,739)         (1,739)
 Deferred employee benefits                                                   (4,037)         (4,037)
  Total shareholders' equity                                                  82,595         121,245
   Total capitalization                                                     $103,840        $123,388

(1) See Note 2 to the Consolidated Financial Statements for information concerning the Company's outstanding debt.

(2) Includes 59,039 shares of Common Stock held in the Company's treasury and 293,581 shares of Common Stock that have been issued under the Company's 1988 and 1993 Incentive Stock Plans, but which have not yet vested. Does not include 14,250 shares of Common Stock reserved for issuance upon exercise of outstanding stock options and 128,000 shares of Common Stock reserved for issuance under the Company's 1993 Incentive Stock Plan. See "Management--Incentive Stock Plan" and Note 6 to the Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA

   The following selected financial data (except pro forma data) of the Company with respect to each of the years in the five-year period ended December 31, 1994 are derived from the Consolidated Financial Statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The Consolidated Financial Statements of the Company for each of the three years in the period ended December 31, 1994 appear elsewhere in this Prospectus. The selected financial data of the Company for the three months ended March 31, 1994 and March 31, 1995 are derived from unaudited interim consolidated financial statements of the Company, and reflect, in management's opinion, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for these periods. Results of operations for interim periods are not necessarily indicative of results expected for the full year. The data should be read in conjunction with the Consolidated Financial Statements, related notes and other financial information included elsewhere in this Prospectus.

                                                                                            Three Months
                                            Year Ended December 31,                        Ended March 31,
                             1990         1991        1992        1993        1994        1994        1995
                                                 (in thousands, except per share data)
Statements of Income
  Data:
Net sales                  $102,859     $82,595     $84,797     $98,437     $117,336     $27,479     $40,687
Cost of sales                67,173      53,702      55,905      63,169       76,937      17,930      26,774
Gross profit                 35,686      28,893      28,892      35,268       40,399       9,549      13,913
Selling, general and
  administrative
  expenses                   28,634      25,979      24,864      25,804       27,882       6,572       8,415
Restructuring costs (1)          --          --       1,086          --           --          --          --
Income from operations        7,052       2,914       2,942       9,464       12,517       2,977       5,498
Interest expense              1,309       1,332       1,380       1,343        1,479         371         476
Interest (income)            (1,494)     (1,590)     (1,160)       (763)        (453)       (134)       (121)
(Gain) on sale of
  assets                         --        (598)         --          --         (442)         --        (326)
Income before income
  taxes                       7,237       3,770       2,722       8,884       11,933       2,740       5,469
Income taxes (2)              2,605       1,063       1,152       3,730        5,214       1,128       2,165
Income before
  cumulative effect of
  changes in accounting
  methods                     4,632       2,707       1,570       5,154        6,719       1,612       3,304
Cumulative effect of
  changes in accounting
  methods (3)                    --          --      (2,754)         --           --          --          --
Net income (loss)          $  4,632     $ 2,707     $(1,184)    $ 5,154     $  6,719     $ 1,612     $ 3,304
Per Share Data:
Income before
  cumulative effect of
  changes in accounting
  methods                  $   1.28     $   .77     $   .45     $  1.45     $   1.88     $   .45     $   .92
Cumulative effect of
  changes in accounting
  methods (3)                    --          --        (.79)         --           --          --          --
Net income (loss)          $   1.28     $   .77     $  (.34)    $  1.45     $   1.88     $   .45     $   .92
Pro forma net income
  (4)                            --          --          --          --     $   1.28     $   .31     $   .61
Cash dividends declared
  per share                $    .82     $   .80     $   .74     $   .79     $    .84     $   .15     $   .15
Weighted average number
  of shares of Common
  Stock outstanding (5)       3,621       3,535       3,513       3,565        3,573       3,545       3,584
Other Financial Data:
Gross margin (6)               34.7%       35.0%       34.1%       35.8%        34.4%       34.8%       34.2%
Operating margin (7)            6.9%        3.5%        3.5%        9.6%        10.7%       10.8%       13.5%
Capital expenditures       $  4,563     $ 6,128     $ 4,429     $ 3,873     $  8,046     $    749    $ 1,141
Research and
  development
  expenditures                4,449       4,786       4,420       4,216        5,218       1,200       1,233
Depreciation and
  amortization                3,920       4,054       3,801       3,939        4,354       1,305       1,349

                                                     (Continued on next page.)

                                                  December 31,                                March 31,
                             1990         1991        1992        1993        1994        1994        1995
                                                 (in thousands, except per share data)
Balance Sheet Data:
Working capital            $ 59,621     $57,295     $54,035     $ 58,455    $ 60,520    $ 58,978    $ 68,544
Long-term portion of
  notes receivable           11,979       7,018       9,536       12,460       7,744      10,694       8,899
Total assets                105,936      98,536      98,461      111,169     121,726     109,456     132,491
Short-term debt               1,277       1,590       1,449        1,390       4,214         955       4,214
Long-term debt               14,000      10,223      11,571       18,357      15,164      15,857      21,245
Shareholders' equity         79,263      78,188      73,067       75,462      79,776      76,620      82,595
Book value per
  share (8)                   21.34       20.97       19.87        19.99       21.05       20.13       21.40
Ratio of total debt to
  total capitalization
  plus short-term debt         16.2%       13.1%       15.1%        20.7%       19.5%       18.0%       23.6%

(1) The restructuring charge in 1992 represented nonrecurring costs consisting primarily of severance payments to terminated employees in Canada and the United Kingdom.

(2) Income taxes for 1991 were reduced by the effects of eliminating income taxes provided in periods prior to December 31, 1990, which were no longer required.

(3) The cumulative effect of changes in accounting principles for the year ended December 31, 1992 represent the adoption, as of January 1, 1992, of
    (a) SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," resulting in a $2,867,000 decrease in net income (net of income tax benefit of $1,683,000), and (b) SFAS No. 109, "Accounting for Income Taxes," resulting in a $113,000 increase in net income. See "Management's Discussion and Analysis--Accounting Changes."


(4) Gives effect to the (i) reduction in interest expense resulting from the application of the estimated net proceeds to the Company from this offering to reduce long- and short-term debt (see "Use of Proceeds") and
    (ii) recording of income tax expense based on the estimated effective income tax rate, assuming this offering had been consummated on January 1, 1994. Does not give effect to the Company's increased machine making capacity that will result from the expansion of its Elmira, New York manufacturing facility. See "Business--Property." Weighted average number of shares of Common Stock outstanding for the year ended December 31, 1994 and the three months ended March 31, 1994 and 1995 would have been 5,823,000, 5,795,000 and 5,834,000, respectively, assuming this offering had been consummated on January 1, 1994.


(5) Excludes shares of restricted Common Stock that had not yet vested, issued to officers and employees under the Company's 1988 and 1993 Incentive Stock Plans.

(6) Gross margin is gross profit as a percent of net sales.

(7) Operating margin is income from operations as a percent of net sales.

(8) Based on 3,714,946 shares of Common Stock outstanding at December 31, 1990, 3,728,558 shares at December 31, 1991, 3,677,884 shares at December 31, 1992, 3,774,543 shares at December 31, 1993, 3,790,057 shares at
    December 31, 1994, 3,806,802 shares at March 31, 1994 and 3,859,751 shares at March 31, 1995.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes and the other financial information included in this Prospectus.

General
   The United States is the principal market for the Company's products (78.4% of the Company's net sales for 1994). The U.S. market for machine tools historically has been highly cyclical. During periods of economic expansion, particularly when industrial production has increased, the Company generally has benefitted from increased demand for its products. During periods of economic contraction, the Company generally has been adversely affected by declining demand for its products. However, the Company has been profitable for over 50 years, except for a loss recorded in 1992 resulting from its implementation of SFAS No. 106. Factors that have contributed to the Company's profitability in recent years include its significant sales of non-machine products and services, its regular introduction of new and upgraded machine models, its ability to control costs and its high degree of vertical integration.

   The Company's Western European operations generated 10.5% of its net sales for 1994. These operations incurred operating losses of $1,281,000, $617,000 and $875,000 for 1992, 1993 and 1994, respectively, primarily as a result of a general economic downturn and losses incurred in connection with discounts resulting from a competitive market and write-offs of discontinued and obsolete inventory, particularly in France. During the first quarter of 1995, the Company's Western European operations generated $314,000 of income from operations, compared to an operating loss of $72,000 during the same period of 1994. The Company changed its distribution channels in France in late 1994 and believes that this action, together with increased net sales primarily in the United Kingdom, contributed to improved operating results in Western Europe. The Company's international operations have generated lower operating margins than its U.S. operations. See Note 5 to the Consolidated Financial Statements. The Company expects that its international operations will continue to realize lower operating margins than its U.S. operations, primarily because of the higher distribution costs incurred on foreign sales and competitive conditions in a number of the foreign markets that it serves.

   The computer and related electronics package for the Company's CNC machines are supplied by Fanuc Limited, a large Japanese electronics company. The purchase price is denominated in yen and therefore subject to fluctuation. The Company has, from time to time, engaged in hedging transactions between the Japanese yen and the U.S. dollar solely for the purpose of reducing its exposure on its yen-denominated purchases of components from Fanuc and other Japanese suppliers. At March 31, 1995, the Company's exposure on hedging transactions was not material. While the Company believes that its exposure to the yen/dollar exchange rate is offset to a degree by the fact that its Japanese competitors import finished machines into the United States from Japan (or import a substantially larger proportion of their components from Japan), any prolonged devaluation of the U.S. dollar against the Japanese yen could materially increase the cost of the computers and related electronics packages used in the Company's CNC machines.

Results of Operations
   The following table sets forth the items in the Company's consolidated statements of income as percentages of its net sales for the periods indicated:

                                                                                   Three Months
                                               Year Ended December 31,            Ended March 31,
                                            1992         1993        1994        1994        1995
Net sales                                   100.0%      100.0%      100.0%      100.0%       100.0%
Cost of sales                                65.9        64.2        65.6        65.2         65.8
Gross profit                                 34.1        35.8        34.4        34.8         34.2
Selling, general and administrative
  expenses                                   29.3        26.2        23.8        24.0         20.7
Restructuring costs                           1.3          --          --          --           --
Income from operations                        3.5         9.6        10.6        10.8         13.5
Interest expense                              1.6         1.4         1.3         1.3          1.2
Interest (income)                            (1.3)       (0.8)       (0.4)       (0.5)        (0.3)
Gain on sale of assets                         --          --        (0.4)         --         (0.8)
Income before income taxes                    3.2         9.0        10.1        10.0         13.4
Income taxes                                  1.4         3.8         4.4         4.1          5.3
Income before cumulative effect of
  changes in accounting methods               1.8         5.2         5.7         5.9          8.1
Cumulative effect of changes in
  accounting methods                         (3.2)         --          --          --           --
Net (loss) income                            (1.4)%       5.2%        5.7%        5.9%         8.1%

Three Months Ended March 31, 1995 Compared to Three Months Ended March 31, 1994
   Net Sales. Net sales increased 48.1% to $40,687,000 in the first quarter of 1995 from $27,479,000 in the same quarter of 1994. Unit volumes increased for most of the Company's machine tool lines, as a result of initial shipments of its vertical CNC lathes and machining center and continued increases in sales of its Conquest T42 CNC lathe line and other horizontal
CNC lathes, particularly to the automobile industry. Lathes and other machine tool equipment accounted for $24,584,000 of the Company's net sales in the first quarter of 1995, an increase of 58.6% from $15,496,000 in the same quarter of 1994. Net sales of non-machine products and services increased
34.4% to $16,103,000 in the first quarter of 1995 from $11,983,000 in the same period of 1994.

   The Company experienced improvements in all of its significant geographical markets. The largest amount of the increase came in the U.S. market, where net sales increased 43.5% to $33,090,000 in the first quarter of 1995 from $23,065,000 in the same period of 1994. Net sales in Western European markets, primarily the United Kingdom, increased 56.0% to $4,369,000 in the first quarter of 1995 from $2,801,000 in the same period of 1994. Net sales in the Company's other foreign markets increased 100.1% to $3,228,000 in the first quarter of 1995 from $1,613,000 in the same quarter of 1994, with the increases primarily occurring in Canada and China.

   Gross Profit. Gross profit increased 45.7% to $13,913,000 in the first quarter of 1995 from $9,549,000 in the same period of 1994. Gross margin was 34.2% in the first quarter of 1995 compared to 34.8% in the same period of 1994. Gross margin declined slightly as a result of startup costs of the production of its vertical CNC lathes and machining center, and as a result of the higher percentage of net sales in its machine tool equipment lines, which have traditionally provided lower margins than its non-machine products and services. The decrease in gross margin was partially offset by the Company's ability to spread its overhead costs over a larger number of units sold. Because of hedging transactions and a lower level of discounts, the drop in the value of the dollar against the Japanese yen did not have a significant impact on the quarter-to-quarter comparison of gross margin.

   Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses increased 28.0% to $8,415,000 in the first quarter of 1995 from $6,572,000 in the same period of 1994, primarily as a result of a $600,000 increase in sales commissions resulting from increased net sales and an increase of $410,000 in advertising and trade show expenses in the first quarter of 1995. SG&A decreased as a percent of net sales to 20.7% in the first quarter of 1995 from 24.0% in the same period of 1994, largely as a result of the Company's strategy of controlling SG&A expenses in a period of sales growth.

   Income from Operations. Income from operations increased 84.6% to $5,498,000 in the first quarter of 1995 from $2,977,000 for the same period of 1994. Income from operations as a percentage of net sales increased to 13.5% in the first quarter of 1995 from 10.8% in the same period of 1994.

   Interest Expense. Interest expense increased 28.3% to $476,000 in the first quarter of 1995 from $371,000 in the same period of 1994, due to an increase in average interest rates on the Company's outstanding borrowings and an increase in average monthly borrowings between the two periods.

   Interest Income. Interest income, primarily consisting of interest on customer notes receivable, was $121,000 in the first quarter of 1995 and remained fairly constant from the same period of 1994.

   Gain on Sale of Assets. Results for the first quarter of 1995 included a gain of $326,000 (approximately $198,000 on an after-tax basis) on the sale of a building in Los Angeles. The Company's sales and demonstration office formerly located there has been relocated to a leased facility.

   Income Taxes. The provision for income taxes was $2,165,000 in the first quarter of 1995 compared to $1,128,000 in the same period of 1994. The Company's tax rate decreased to 39.6% of pre-tax income in the first quarter of 1995 from 41.2% in the same quarter of 1994. The 1995 tax rate was favorably impacted by profits in the Company's Western European operations for which no tax provision was recorded because of the availability of net operating loss carryforwards.

   Net Income. Net income increased to $3,304,000 in the first quarter of 1995 from $1,612,000 in the same period of 1994, as a result of the factors discussed above. Geographically, operations in North America showed significant improvements, with net income increasing from $1,654,000 in the first quarter of 1994 to $2,931,000 in the same period of 1995, while operations in Western Europe recovered from a net loss of ($86,000) in the first quarter of 1994 to a net income of $277,000 in the same period of 1995.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1993
   Net Sales. Net sales increased 19.2% to $117,336,000 in 1994 from $98,437,000 in 1993. Unit volumes increased in 1994 across the Company's entire line of machine tools and, in particular, in its new Conquest ST Swiss-style CNC lathe introduced in late 1993. The increase in net sales largely was related to improved general economic conditions and increased capital expenditures by the Company's industrial customers. Lathes and other machine tool equipment accounted for $65,829,000 of the Company's net sales in 1994, an increase of 21.7% from $54,112,000 in 1993. Net sales of non-machine products and services increased 16.1% to $51,507,000 in 1994 from $44,325,000 in 1993. Net sales in the United States increased 13.1% to $92,027,000 in 1994 from $81,338,000 in 1993. Net sales in Western Europe increased 41.8% to $12,329,000 in 1994 from $8,696,000 in 1993 with increased sales volumes in the United Kingdom more than offsetting continued depressed net sales in continental Western Europe. Net sales in the Company's other international markets increased 54.5% to $12,980,000 in 1994 from $8,403,000 in 1993, led by improved net sales in Eastern Asia and Canada.

   Gross Profit. Gross profit increased 14.5% to $40,399,000 in 1994, from $35,268,000 in 1993. This increase in gross profit primarily was a result of increased volume and selective price increases. Gross margin was 34.4% for 1994 compared to 35.8% in 1993. Gross margin declined slightly as a result of price discounting of certain discontinued models of machine tools in Western Europe, a write-off of obsolete inventory in France resulting from changes in the Company's distribution channels, competitive market conditions in Western Europe and the increase in the cost of electronic components due to the relative weakness of the U.S. dollar against the Japanese yen in 1994, compared to 1993. The decrease in gross margin was partially offset by an increase in unit volumes that distributed fixed costs over a greater number of units.

   Selling, General and Administrative Expenses. SG&A expenses increased 8.1% to $27,882,000 in 1994 from $25,804,000 in 1993 primarily as a result of a $1,400,000 increase in sales commissions resulting from increased net sales and an increase of $500,000 in advertising and trade show expenses in 1994. SG&A expenses decreased as a percentage of net sales to 23.8% in 1994 from 26.2% in 1993, largely as a result of the Company's strategy of controlling SG&A expenses in a period of sales growth.

   Income from Operations. Income from operations increased 32.3% to $12,517,000 in 1994 from $9,464,000 in 1993. Income from operations as a percentage of net sales increased to 10.6% in 1994 from 9.6% in 1993.

   Interest Expense. Interest expense increased 10.1% to $1,479,000 in 1994 from $1,343,000 in 1993 due to an increase in average interest rates on the Company's outstanding borrowings from 1993 to 1994. Average monthly borrowing under such facilities remained fairly constant from 1993 to 1994.

   Interest Income. Interest income, primarily consisting of interest on customer notes receivable, decreased 40.6% to $453,000 in 1994 from $763,000 in 1993, primarily as a result of an increase in sales incentives in the form of reduced interest charges.

   Income Taxes. The provision for income taxes was $5,214,000 in 1994 compared to $3,730,000 in 1993. The Company's tax rate increased to 43.7% of income in 1994 from 42.0% of income in 1993, primarily as a result of operating losses in Western Europe that the Company was unable to offset against income from prior years and also as a result of a provision for U.S. taxes on a deemed distribution of earnings from a foreign subsidiary.

   Net Income. Net income increased 30.4% to $6,719,000 in 1994 from $5,154,000 in 1993 as a result of the factors discussed above.
Geographically, performance in North American operations showed significant improvements in profitability while Western European operations continued to generate losses despite the substantial sales increase, as overall unit volumes failed to reach levels sufficient to cover operating costs.

Year Ended December 31, 1993 Compared to Year Ended December 31, 1992
   Net Sales. Net sales increased 16.1% to $98,437,000 in 1993 from $84,797,000 in 1992. Unit volumes increased for the majority of the Company's product lines led by increases in the Conquest 51 CNC lathe line that was introduced in late 1991 and the Conquest T42 CNC lathe line that was technologically updated at the beginning of 1993. The increase in unit volumes was largely related to improved general economic conditions and increased capital expenditures by the Company's industrial customers. Lathes and other machine tool equipment accounted for $54,112,000 of the Company's net sales in 1993, an increase of 27.2% from $42,537,000 in 1992. Net sales of non-machine products and services increased 4.9% to $44,325,000 in 1993 from $42,260,000 in 1992. Net sales in the United States increased 15.3% to $81,338,000 in 1993 from $70,540,000 in 1992, more than offsetting a decrease in Western European net sales of 7.0% to $8,696,000 in 1993 from $9,354,000 in 1992. Net sales in the Company's other international markets increased 71.4% to $8,403,000 in 1993 from $4,903,000 in 1992, led by improved net sales in Eastern Asia and Canada.

Gross Profit. Gross profit increased 22.1% to $35,268,000 in 1993 from $28,892,000 in 1992. Gross profit increased as a result of increased sales volume. Gross margin was 35.8% in 1993 compared to 34.1% in 1992. Gross margin increased as a result of the implementation of cost cutting efforts in the fourth quarter of 1992 that began to generate results in 1993 and the increase in unit sales in 1993 which distributed fixed costs over a greater number of units. These positive impacts were partially offset by an increase in the cost of electronic components due to the relative weakness of the U.S. dollar against the Japanese yen in 1993 compared to 1992, as well as reduced margins in the Company's international sales.

   Selling, General and Administrative Expenses. SG&A expenses increased 3.8% to $25,804,000 in 1993 from $24,864,000 in 1992, primarily as a result of a $1,300,000 increase in sales commissions related to the increase in net sales which was partially offset by a decrease in administrative expenses in the Company's Western European and Canadian subsidiaries. SG&A expenses decreased as a percentage of net sales to 26.2% in 1993 from 29.3% in 1992 largely as a result of the Company's strategy of controlling SG&A expenses in a period of sales growth.

   Income from Operations. Income from operations increased to $9,464,000 in 1993 from $2,942,000 in 1992. Income from operations in 1992 was reduced by a $1,086,000 nonrecurring charge ($641,000 after tax) primarily consisting of severance payments to terminated employees in Canada and the United Kingdom. Excluding this nonrecurring charge, income from operations as a percentage of net sales increased to 9.6% in 1993 from 4.8% in 1992.

   Interest Expense. Interest expense remained relatively unchanged from 1992 to 1993 with average monthly debt outstanding and interest rates remaining substantially unchanged.

   Interest Income. Interest income decreased 34.2% to $763,000 in 1993 from $1,160,000 in 1992, primarily as a result of an increase in sales incentives in the form of reduced interest charges, as well as the higher level of sales of customer notes to financial institutions in 1993.

   Income Taxes. The provision for income taxes was $3,730,000 in 1993 compared to $1,152,000 in 1992. Income tax expense, as a percentage of income before taxes, was 42.0% in 1993 and 42.3% 1992. The rate in both years was affected by the inability to record tax benefits against losses in foreign subsidiaries which could not be carried back to prior years.

   Net Income. Net income increased to $5,154,000 in 1993 from a loss of $1,184,000 in 1992. These amounts reflect two cumulative changes in accounting methods, as discussed below, as well as the nonrecurring charge for the Company's European operations discussed above. Excluding these nonrecurring items, net income increased 133.1% to $5,154,000 in 1993 from $2,211,000 in 1992 as a result of the various factors discussed above.

Accounting Changes
   In December 1990, the Financial Accounting Standards Board issued new rules (SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions") requiring that the projected future cost of providing postretirement benefits such as health care be recognized as expense when employees render services instead of when the benefits are paid. Effective January 1, 1992, the initial liability representing amounts payable to current retirees and amounts earned by active employees to date was recognized as a one-time charge against income as permitted by the provisions of the Statement. Accordingly, the Consolidated Statements of Income and Retained Earnings reflect a cumulative effect of a change in accounting method of $2,867,000, which is net of a deferred tax benefit. The charge did not affect the Company's cash flow, as it is a change in how retiree benefits were accounted for rather than a cost that must be paid out of cash immediately. A more thorough discussion of the components of the liability can be found in Note 6 to the Consolidated Financial Statements.

   Management also chose to adopt SFAS No. 109, Accounting for Income Taxes, effective January 1, 1992. Under these rules, income taxes are recorded using the liability method instead of the deferral method. The liability method requires companies to recognize deferred income tax assets and liabilities reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The only significant change for the Company was to revalue assets and liabilities that had been recorded at higher rates in the past to the current tax rate. The impact of that revaluation was an increase in net income of $113,000. The application of the Statement allowed for recording a deferred tax asset on the liability created by SFAS 106, but did not have any impact on the income tax expense recorded on normal operations for 1992.

Inflation
   Foreign competition, particularly from Japanese companies, limits the amount of inflationary cost increases that the Company can recover through price increases. To counteract inflationary pressures, management focuses on improving operating efficiencies and selectively increases prices, where practical.

Quarterly Information
   The following table sets forth certain quarterly financial data included in the Company's unaudited consolidated statements of operations for each of the periods indicated.

                                                      Three Months Ended
                  March     June       Sept.      Dec.      March      June      Sept.       Dec.      March
                   31,       30,        30,       31,        31,        30,       30,        31,        31,
                  1993      1993       1993       1993      1994       1994       1994       1994       1995
                                             (in thousands, except per share data)
Net sales        $24,588   $25,113    $22,511   $26,225    $27,479    $29,023   $29,449    $31,385    $40,687
Gross profit       9,015     8,791      7,939     9,523      9,549     10,010    10,394     10,446     13,913
Income from
  operations       2,638     2,315      1,633     2,878      2,977      3,358     2,975      3,207      5,498
Net income         1,494     1,259        928     1,473      1,612      1,819     1,608      1,680      3,304
Net income
  per share          .43       .35        .26       .41        .45        .51       .45        .47        .92

   The Company's sales generally have not been subject to significant seasonal variation. However, the Company's quarterly results are subject to significant fluctuation based on the timing of its shipments of machine tools, which are largely dependent upon customer delivery requirements. Traditionally, the Company has experienced reduced activity during the third quarter of the year, largely as a result of vacations scheduled at its customers' plants and the Company's policy of closing its facilities during the first two weeks of July. As a result, the Company's third-quarter net sales, income from operations and net income typically have been the lowest of any quarter during the year. However, certain large shipments in the third quarter of 1994 substantially offset the effects of the two-week July shutdown.

   The Company experienced a significant increase in orders during the first quarter of 1995. However, the Company currently does not expect an unusually high level of shipments in the second or third quarter of 1995. Accordingly, the Company expects that its net sales, income from operations, net income and net income per share in the second quarter of 1995 will be lower than in the first quarter, although they are expected to compare favorably with the same quarter of 1994. In addition, the Company believes that its results in the third quarter of 1995 may not exceed its results for the same quarter of 1994 because of certain large shipments made in the 1994 quarter, and, as a result of the issuance of additional shares of Common Stock in this offering, net income per share in the 1995 period is expected to be substantially lower than in the comparable 1994 period.

Liquidity and Capital Resources
   The Company's current ratio at March 31, 1995 was 4.03:1 compared to 5.96:1 at March 31, 1994. At December 31, 1994, the current ratio was 3.92:1 compared to 5.77:1 at December 31, 1993. In the first quarter of 1995, current assets increased by $9,866,000, with an increase of $6,659,000 in accounts receivable, primarily in receivables from customers in the automobile industry. Inventories increased by $3,381,000 reflecting the start-up of production of the Company's new vertical CNC lathes and vertical CNC machining center and higher production levels. Current liabilities increased by $1,842,000 as accounts payable increased with the higher level of inventory purchases.

   In 1994, inventory increased by $6,408,000 or 14% reflecting increased production levels and purchases for the start-up of production of the Company's new vertical CNC machines. Accounts receivable increased by $4,474,000 due to the increase in net sales. Accounts payable increased by $2,164,000 reflecting the higher inventory purchases. Although notes payable to bank increased $2,824,000 as the Company began to use a short-term line of credit providing lower interest rates than the Company's other sources of borrowing, this increase was more than offset by a $3,193,000 decrease in long-term debt.

   In the first quarter of 1995, operating activities used $4,471,000 of cash, while operating activities provided $4,798,000 of cash in the same quarter of 1994. Operating activities used cash in the 1995 period, notwithstanding the Company's improved net income, primarily because of the increase in accounts receivable and inventories, as well as an increase in customer notes, which were partially offset by increases in accrued expenses and accounts payable. The Company reduced its sales of customer notes during the first quarter of 1995 compared to the level of sales it completed during 1994. Operating activities provided cash in the first quarter of 1994, primarily because accounts receivable and inventories remained relatively flat, sales of customer notes reduced notes receivable and accrued expenses increased. In its investing and financing activities, the Company requires cash primarily for capital expenditures and dividend payments. In the first quarter of 1995, the Company used its cash flow from operations and additional long-term borrowings under its revolving credit facility to finance the increase in current assets, its capital expenditures program and dividend payments. In the 1994 period, cash provided by operations funded its capital expenditures and dividend payments, as well as a reduction in its long-term and short-term debt.

In 1994, operating activities provided net cash of $11,290,000, while operating activities used $241,000 of cash in 1993 and provided $5,448,000 of cash in 1992. Operating activities provided a high level of cash in 1994, notwithstanding the increases in accounts receivable and inventories, primarily because of the Company's substantial sales of long-term customer notes receivable, an increase in accrued expenses and accounts payable and the Company's higher level of net income. Operating activities used cash in 1993, primarily because of increases in inventories and customer notes, as well as increases in accounts receivable and other assets. In 1994, the Company funded its capital expenditures and dividend requirements from the cash provided by its operations, while in 1993 the Company used its cash flow from operations and additional long-term borrowings to finance an increase in the customer notes, its capital expenditures program and dividend payments.

   As is common in its industry, the Company provides long-term financing for the purchase of its equipment by qualified customers. The Company regards this program as an important part of its marketing efforts, particularly to independent machine shops. Customer financing is offered for a term of up to seven years, with the Company retaining a security interest in the purchased equipment. In response to competitive pressures, the Company occasionally offers this financing at below market interest rates or with deferred payment terms. The present value of the difference between the actual interest charged on customer notes for periods during which finance charges are waived or reduced and the estimated rate at which the notes could be sold to financial institutions is accounted for as a reduction of the Company's net sales. The amount of these charges has not been material. In the event of a customer default and foreclosure, it is the practice of the Company to recondition and resell the equipment. It has been the Company's experience that such equipment resales have realized the approximate remaining contract value.

   In order to reduce its debt and finance its current operations, the Company has, for many years, periodically sold a substantial portion of its underlying customer notes receivable to various financial institutions. During 1992, 1993 and 1994, customer notes totaling $6,900,000, $19,800,000 and $30,000,000, respectively, were sold. In the first quarter of 1995, the Company sold $3,000,000 of customer notes compared to $9,100,000 sold during the first quarter of the prior year. In these sales of customer notes, recourse against the Company from customer defaults is limited to 10% of the then outstanding balance thereof. The 10% portion of customer notes retained by the Company, as well as all customer notes that have not been sold by the Company, are included in notes receivable in its consolidated balance sheet. See Note 2 to the Consolidated Financial Statements. Although the Company has no formal arrangements with financial institutions to purchase its customer notes receivable, it has not experienced difficulty in arranging such sales. While the Company's customer financing program has an impact on its month-to-month borrowings from time to time, it has had little long-term impact on its working capital because of the sales of the underlying customer notes receivable. The amount of long-term customer notes receivable held by the Company declined from $12,460,000 at December 31, 1993 to $7,744,000 at December 31, 1994, because of the high level of sales of these notes to financial institutions during 1994. The amount of these receivables held by the Company increased to $8,899,000 at March 31, 1995.


   Capital expenditures amounted to $4,429,000 in 1992, $3,873,000 in 1993 and $8,046,000 in 1994. The majority of these expenditures was concentrated on assets used to improve operating efficiencies in manufacturing and to increase capacity. Capital expenditures rose sharply in 1994 primarily because of several large purchases of equipment for its Elmira, New York manufacturing facility. In April 1995, the Company began construction of three additions to its manufacturing facility, which, when completed, will increase its machine making capacity by approximately 25%. Construction is expected to be completed by early 1996. The Company estimates that the cost of these additions, together with the necessary machinery and equipment, will be $15,000,000, most of which will be funded with a portion of the proceeds of this offering. See "Business--Property." The Company expects to spend approximately $12,000,000 of this amount during 1995 and the balance in 1996. The Company currently estimates that other capital expenditures will total $3,000,000 in 1995, $1,141,000 of which was spent during the first quarter of the year. These other capital expenditures will primarily be made to improve operating efficiencies at the Elmira manufacturing facility.


   The Board of Directors' practice has been to pay five dividends in respect of each year--four quarterly dividends during the year and a fifth "extra" dividend in January of the following year. The Board has determined to discontinue the payment of a fifth dividend upon completion of this offering. The Company paid total dividends of $2,746,000, $2,676,000, $2,864,000 and $1,483,000 during 1992, 1993, 1994 and the first quarter of 1995, respectively. The Board of Directors currently intends to pay quarterly dividends in the future at the annual rate of $.60 per share. Assuming no change in the Company's outstanding Common Stock after April 10, 1995 (other than the sale of shares of Common Stock in this offering), dividends at that rate would require $3,666,000 of cash per year. See "Dividend Policy."

The Company entered into a revolving credit facility with three banks in 1994, which provides for the borrowing of up to $30,000,000 on a revolving basis through August 1, 1997, at which time all outstanding borrowings will convert to a term loan payable in 16 equal quarterly installments through 2001. Under the revolving credit agreement, the Company is required to comply with certain financial covenants with respect to the minimum level of current assets over current liabilities, minimum tangible net worth, maximum level of debt and the ratio of total liabilities to tangible net worth. The revolving credit facility and other formal and informal domestic and foreign revolving credit arrangements permitted total borrowings of $35,000,000 at March 31, 1995. At March 31, 1995, outstanding borrowings under these arrangements totaled $17,602,000. Management believes that the currently available credit facilities and internally generated funds, together with the net proceeds to be received by the Company in this offering, will provide sufficient financial resources for ongoing operations for at least the next two years.

Environmental Expenditures
   The Company has incurred and, in the future, will continue to incur capital and operating expenditures for matters related to environmental issues, including environmental control, monitoring and remediation. During the past three years, the Company's expenditures for environmental matters have not been material. The Company currently anticipates that capital expenditures for environmental control facilities for the remainder of the current fiscal year and for the next two succeeding years will have no material adverse effect upon the Company's financial condition, results of operations or competitive position. The Company also anticipates that there will be no material adverse effect on its financial position from other environmental expenditures, including remediation costs, during these years.

   The Company has made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and the Company may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have a material adverse effect on the Company's financial condition, results of operations or competitive position. See "Business--Environmental Matters."

BUSINESS

   The Company, founded over 100 years ago, is a leading machine tool manufacturer, which designs, manufactures and distributes metal cutting lathes and related tooling and accessories of the highest precision and reliability generally available in the market. A lathe, or turning machine, is one of the most commonly used machine tools and produces a part or finished product, usually round, by moving a cutting tool against a metal bar or other workpiece that is rotating at a very high speed in a spindle mechanism. The Company offers a broad line of general and higher precision small and medium power CNC lathes, a vertical CNC machining center, higher precision manually controlled lathes and a wide assortment of workholding and toolholding devices and other non-machine products and services.

   The Company currently manufactures 18 machine tool models, including 12 horizontal CNC lathes, two vertical CNC lathes, a vertical CNC machining center and three manual lathes. The Company markets its machine tools under the well-known Hardinge and Hardinge Super Precision names directly to manufacturers in the automotive, medical equipment, aerospace and electronics industries, as well as in the defense, recreational equipment, farm equipment, construction equipment, energy and transportation industries, and to independent job shops serving these and other industries. The Company also offers option packages with each of its machines to meet specific customer requirements, as well as turnkey services through which it will engineer complete CNC machine systems. The Company's non-machine products include over 30,000 different collets, chucks, feed fingers, pads and other workholding devices for its own machines and those produced by other manufacturers, as well as toolholding devices and accessories for its own machines.

Company Strategy
   The key elements of the Company's strategy are:

   o Product Line Expansion. The Company has regularly upgraded its machines and introduced new machine tools to broaden its line. As a result, in 1994 and the first quarter of 1995, over 45% of the Company's net sales of machine tools were derived from products introduced or substantially modified since the beginning of 1993. In late 1994, the Company introduced its first vertical CNC lathes and vertical CNC machining center, marking its entry into two metal cutting markets that had combined U.S. sales of over $575,000,000 in 1994. The Company will seek to continue to expand by broadening its product lines and entering additional metal cutting markets. The Company believes that, as the consolidation of the machine tool industry continues and the technological capacity of machine tools improves, an increasing number of machine tool customers will prefer to deal with manufacturers that can supply a broad range of products.

   o Non-Machine Products and Services. The Company's large base of installed equipment, coupled with the extensive tooling required to operate a lathe at close tolerances and the need to periodically replace worn-out tooling, have provided a source of significant demand for the Company's non-machine products and services. The Company's non-machine products and services have typically provided higher margins than its machine products and, for each of the past five years, have accounted for between 44% and 50% of its net sales. The Company believes that its extensive line of workholding devices, which may be used on both its machines and those produced by others, give the Company an important competitive advantage for its machine tool sales, by providing it with opportunities to sell its machines and other products to a wide group of customers.

   o Technology. The Company strives to be an industry leader in the use of the advanced technologies necessary to deliver higher precision machine tools in the markets in which it competes. The Company employs significant resources in the design and engineering of its products as part of its product development program. For example, the Company utilizes its proprietary Harcrete machine bases on all but two of its current horizontal CNC lathes, which bases offer technological advantages over traditional cast iron bases. Additionally, the Company has introduced a real-time thermal compensation system on its Super Precision machines, which automatically adjusts the location of a machine's cutting tool to compensate for thermal expansion during the machining processing, thereby achieving higher precision.

   o TQM. Since 1987, the Company has been committed to Total Quality Management as a process for all of its operations. The Company's TQM process utilizes training and education of employees, along with steering, standing and work teams, in a formalized approach to continued quality improvement. The Company believes that TQM has helped decrease waste, improve manufacturing efficiency, increase product reliability, better control costs and meet customer requirements.

o Acquisitions. As the machine tool industry continues to consolidate, the Company expects to have opportunities for strategic acquisitions. The Company will pursue acquisitions where it believes it can expand its product lines or improve its manufacturing capacity. Although the Company is presently evaluating, as it does on a regular basis, related businesses for possible acquisition, it is not engaged in negotiations for any specific acquisition.

Machine Tool Industry Overview
   There are two principal methods for producing a metal part or finished product: metal cutting and metal forming. All of the machines produced by the Company are metal cutting machines. Based on preliminary data provided by the Association for Manufacturing Technology ("AMT"), an industry trade association, and data provided by the U.S. Department of Commerce, sales of machine tools in the United States totaled $5.2 billion in 1994 of which $3.6 billion, or 69%, were in the metal cutting category and $1.6 billion, or 31%, were in the metal forming category.

   The machine tool business traditionally has been highly cyclical. Machine tools are predominately purchased by industrial companies or by independent job shops that, in turn, sell to industrial companies. As a result, machine tool producers are dependent on conditions in the industrial sector in their primary markets and are subject to the long-term cyclical nature of the industrial sector in the United States and in important markets abroad. Over the shorter term, the level of demand for machine tools can be affected by a number of other factors influencing industrial production, such as interest rates; the availability of skilled laborers; and governmental tax policies (such as investment tax credits or accelerated depreciation of capital goods) and by manufacturers' desires to improve their efficiencies (independent of their need to increase their capacity).

   Early metal working machines were either manually operated or specifically engineered for a production application. The advent of numerical control devices in 1952 further automated the operation of a machine tool and increased its efficiency, but had the drawback of requiring support from off-site data processing technicians. In 1976, microprocessors were integrated with numerical controls resulting in CNC machine tool systems, which allowed personnel on the shop floor to program and perform sophisticated metal cutting tasks without central office support. Because of this ability, as well as superior speed of operation, a CNC machine is able to produce the same amount of work as several manual machines with fewer operators. Since the introduction of CNC turning machines, continued advances in computer control technology have allowed for easier programming and additional machine capabilities.

   Since the development of CNC machine tools in the 1970s, the U.S. machine tool industry has been subject to substantially increased competition from foreign machine tool makers. During the 1970s, Japanese manufacturers introduced lines of CNC machine tools, including general precision horizontal CNC lathes, into the U.S. market, which captured substantial market share from U.S. machine tool manufacturers, including the Company. Japanese producers have been the most important entrants into the U.S. market, although European and other Asian manufacturers have also increased their U.S. market share. By 1986, foreign machine tool manufacturers had captured over 66% of the U.S. market for horizontal CNC lathes. The U.S. Government negotiated Voluntary Restraint Agreements ("VRAs") with Japan and Taiwan, which went into effect in January 1987 and limited Japanese and Taiwanese manufacturers to their 1981 market share levels of various machine tools. In the case of lathes, these shares were 57% and 3%, respectively. These VRAs expired in December 1993. While the VRAs were in effect, imports accounted for between 59% and 67% of the U.S. market for horizontal CNC lathes. Based on preliminary AMT data, in 1994 imports accounted for an estimated 66% of U.S. sales of horizontal CNC lathes, 51% of CNC machining centers, 79% of vertical CNC lathes, 69% of manual lathes and 55% of grinding machines.

   As a result of the substantial increase in imported machine tools and the success of CNC machine tools in the market, there has been a substantial consolidation of the U.S. machine tool industry over the past 15 years. Based on data from the U.S. Census Bureau, in 1982 there were 865 metal cutting machine tool companies in the United States operating 942 manufacturing facilities. By 1992, the number of these companies had declined to 393 operating 423 manufacturing facilities.

   The largest small metal cutting machine tools markets are for lathes, milling machines and grinders. A lathe, or turning machine, is one of the most commonly used machine tools and produces a part or finished product by moving a cutting tool against a metal bar or other workpiece that is rotating at a very high speed in a spindle mechanism. Because of the nature of the operation, virtually all parts made on a lathe are round. By varying the speed of rotation of the workpiece, the type of tool used and the depth to which the tool is inserted into the workpiece, lathes can create parts with a wide array of shapes and finishes. Typical parts produced on a lathe include valve stems, flywheels and input shafts for the automotive industry, bone screws and artificial knee joints for the medical industry, gears for inboard/outboard motors and computer hard drive components. Lathes are most frequently used to shape metal workpieces; however, they can also produce parts from plastics, composites and other exotic materials.

   CNC lathes are classified as either "horizontal" or "vertical." In a horizontal lathe, the workpiece and the spindle mechanism on which the workpiece rotates are aligned parallel to the floor. This alignment permits the use of a barfeeder to automatically feed up to 12 feet of bar stock into the machine. In a vertical lathe, the workpiece and the spindle mechanism are perpendicular to the floor, with the various cutting tools located above them. This alignment permits the customer to produce larger, heavier and more oddly shaped parts on a machine that uses less floor space than a horizontal lathe. Because of the spindle's orientation, gravity aids in seating the workpiece properly in the workholding device. Parts are loaded manually or with a robotic or robotic-like materials handling device.

   Horizontal CNC lathes are further categorized by the U.S. Department of Commerce into three categories depending on the horsepower of the main spindle: small (less than 25 horsepower); medium (between 25 and 50 horsepower); and large (over 50 horsepower). Based on preliminary AMT data, in 1994 sales in the United States of small power CNC horizontal lathes totaled $460,900,000 and sales of vertical CNC lathes totaled $49,000,000. Based on preliminary AMT data, unit sales in the small power lathe market averaged 82% of the total horizontal CNC lathe market in the United States during the period 1992 through 1994.

   In addition, lathes are categorized as either "general precision" or "higher precision" machines based on the precision levels that they are capable of achieving. Currently, in the machine tool industry generally, higher precision lathes are capable of producing parts within machining tolerances on the order of two ten-thousandths of an inch (2/10,000") or better, and general precision lathes are capable of producing parts within machining tolerances on the order of five ten-thousandths of an inch (5/10,000") or better. The aerospace, medical equipment and electronics industries have traditionally been important buyers of higher precision lathes, while automobile manufacturers and their suppliers have traditionally been important buyers of general precision lathes.

   A milling machine produces a part by moving a rotating cutting tool against a stationary workpiece. Because of the nature of the operation, mills are generally used to make parts that are flat-sided (prismatic) and, like lathes, can create parts with a wide array of shapes and finishes. Some CNC milling machines, referred to as machining centers, are equipped with automatic tool changers that allow several different functions (milling, drilling, tapping, reaming and routing) to be performed in a programmed sequence on the same workpiece, without having to remove the workpiece from the machine. Based on preliminary AMT data, in 1994 sales in the United States of vertical machining centers totaled $527,400,000.

   Grinding is a machining process where a surface is shaped with a rotating abrasive wheel or tool and is similar to milling in terms of the shapes that can be generated. Grinding often follows the lathing or milling of a workpiece in order to produce a desired surface finish. Parts may also be produced directly on a grinding machine. However, although grinding machines are necessary in a number of applications, CNC lathes and milling machines are currently capable of obtaining the desired surface finish in a number of other applications without the need for separate grinding. The Company does not currently produce grinding machines.

Products
   The following table sets forth the Company's net sales by product line for each of the periods indicated:

                                                                                      Three Months Ended
                                          Year Ended December 31,                          March 31,
                            1990        1991       1992        1993        1994        1994        1995
                                                           (in thousands)
Lathes and other
  machine tool                                               $
  equipment               $ 54,573     $41,306    $42,537     54,112     $ 65,829    $15,496     $24,584
Non-machine products
  and services              48,286      41,289     42,260     44,325       51,507     11,983      16,103
  Total                   $102,859     $82,595    $84,797    $98,437     $117,336    $27,479     $40,687

  Lathes and Other Machine Tool Equipment
   General. The Company offers a broad line of general and higher precision small and medium power CNC lathes, a vertical CNC machining center and higher precision manually controlled lathes. The Company seeks to build machines capable of consistently and cost-effectively producing very high precision parts. The Company's general precision and Super Precision lathes are capable of producing parts within machining tolerances on the order of 2/10,000" and 5/10,000" or better, respectively. In addition, the Company's Super Precision models are capable of producing parts to within a roundness tolerance of fifteen one millionths of an inch (15/1,000,000").

   All of the Company's CNC and manual lathes can be equipped with adjustable chucks that permit the processing of workpieces of large diameters (generally up to 6 to 8 inches and even larger in some cases), although the degree of precision attained generally is reduced as the size of the workpiece increases.

   Manually controlled lathes, on which an operator uses hand wheels and switches to manipulate the cutting tools and control the rotational speed of the workpiece, anchored the Company's product line until the late 1970s. In the late 1970s, the Company began offering CNC lathes, which use a computer to control the machine's cutting operations. The Company currently manufactures 18 machine models, including 12 horizontal CNC lathes, four of which are Super Precision machines and eight of which are general precision machines, two vertical CNC lathes and a vertical CNC machining center, while continuing to offer three models of higher precision manually controlled lathes. Nine of the Company's horizontal CNC lathes compete in the small power lathe market and three models compete in the medium power market. These two markets represent the vast majority of all horizontal CNC lathes sold.

   Horizontal CNC Lathes. The Company offers 12 models of horizontal CNC lathes, all of which have been recently introduced or upgraded. These CNC models are sold with various option packages, at prices generally ranging between $78,000 and $159,000. Set forth below is additional information with respect to the Company's horizontal CNC lathes:

                                                                                             Diameter of Bar
                                                                                                  Stock
                                                                                                Processed
                                                      Year                                   Without Special
                                                   Introduced/      Super Precision/            Adapters:
        Model                    Type               Upgraded        General Precision      Inches (Millimeters)
Conquest T65            Slant bed                 1992/1993      General Precision               2-1/2"  (65mm)
Conquest T51SP                                    1991/1993      Super Precision Model               2"  (51mm)
Conquest T51                                      1991/1993      General Precision                   2"  (51mm)
Conquest T42SP                                    1989/1993      Super Precision Model           1-5/8"  (42mm)
Conquest T42                                      1988/1993      General Precision               1-5/8"  (42mm)
Conquest T42 BB                                   1993           General Precision                   2"  (51mm)
CHNC III SP             Flat bed                  1984/1993      Super Precision Model          1-1/16"  (32mm)
CHNC III                                          1984/1993      General Precision              1-1/16"  (32mm)
Conquest GT             Flat bed, gang tooling    1990           Super Precision Model          1-1/16"  (32mm)
Conquest ST25           Swiss turn                1993           General Precision                    1" (25mm)
Conquest ST20                                     1993           General Precision                   3/4" (20mm)
Conquest ST16                                     1993           General Precision                   5/8" (16mm)


   The Company produces both flat bed and slant bed CNC lathes. The Company's first CNC lathes, introduced in the early 1980s, were flat bed models. Since that time, the Company has introduced slant bed CNC lathes, which allow for easier removal of metal shavings and have better ergonomics for machine tool operators. Currently, the majority of horizontal CNC lathes produced by the Company are slant bed models, which reflects the production mix for the industry as a whole.

   The Company also offers a gang tooling lathe, which provides advantages in certain applications. In a gang tooling lathe, the various cutting tools are laid out on a long flat plate, which slides back and forth to bring different tools into contact with the rotating workpiece. This layout saves time when multiple tools must be used to shape a single workpiece, because the tools can be brought to bear on the workpiece more rapidly than when they are held in a conventional turret, a mechanism that positions tools. More importantly, if a lathe is used to make a variety of different parts requiring frequent changes in the tools available for use, it is quicker for an operator to switch tooling plates in a gang tooling machine than to replace individual tools in a turret assembly.

   The Company's Swiss-turn lathes are designed to handle long, thin workpieces so that all cutting is done very close to the spindle, thereby minimizing workpiece deflection. Swiss-style machines generally incorporate a sliding headstock and spindle, which progressively pushes the bar through the spindle. Swiss-style machines have tradi tionally been used by medical equipment, electronics and precision instrument makers; however, other industries have recently adapted them and they have become more prevalent in the markets served by traditional CNC lathes.

   The Company offers a number of option packages with each of its CNC lathes, the most important of which are live tooling, a sub-spindle and tailstock. If a lathe has live tooling, several of the tools in the turret are powered, rather than stationary. Power tools would typically include drills and milling cutters. A sub-spindle is a second spindle on the opposite side of the cutting tools from the main spindle, permitting a short workpiece to be machined on both ends. The first end of a workpiece is machined while held by the main spindle, then the workpiece is automatically transferred to the sub-spindle and the other end is machined while held by the sub-spindle. A tailstock is used to hold longer workpieces to minimize deflection.

   Vertical CNC Lathes. In late 1994, the Company introduced two models of vertical CNC lathes, the Conquest VT 100 and VT 200, both of which are general precision machines. Depending on the options selected by the customer, the Company's vertical CNC lathes generally are priced between $157,000 and $185,000. The Company's vertical CNC lathes use less floor space than comparable horizontal lathes and are easier to use when working with heavy workpieces because they allow an operator to use gravity to help set the workpiece in the spindle. Additionally, parts requiring a chuck size of up to 17-3/4 inches can be machined on the Company's vertical CNC machines, while the maximum chuck size on its horizontal machines is 10 inches.

   Vertical CNC Machining Centers. In late 1994, the Company entered a new market with the introduction of a general precision vertical CNC machining center, the Conquest VMC 700. A machining center is a milling machine and is used to machine prismatic, as opposed to round, parts. Prices for the Conquest VMC 700 are generally between $99,000 and $120,000, depending on the configuration.

   Turnkey Systems. Since the late 1980s, the Company has offered its turnkey services through which it engineers complete systems for customers who desire one or more CNC machines to produce a specific part. In configuring complete systems, the Company will provide, in addition to the machines, the necessary computer programming and tooling, as well as robotics and other parts handling equipment manufactured by it or by others.

   Manual Lathes. The Company offers three models of manual lathes. These machines are sold with various options, at prices generally ranging between $5,000 and $38,000. The Company has shipped more than 40,000 manual lathes since the first of these models was introduced in the late 1930s. Since the introduction of CNC lathes in 1976, purchases of manual lathes have steadily declined in the industry. The Company's sales of manual machines have conformed to this industry trend and, in 1994, accounted for 4.2% of the Company's net sales.

  Non-Machine Products and Services
   The Company's large base of installed equipment, coupled with the extensive tooling required to operate a lathe at close tolerances and the need to periodically replace worn-out tooling, have provided a source of significant demand for the Company's non-machine products and services. The Company's non-machine products and services have typically provided higher margins than its machine products and, for each of the past five years, have accounted for between 44% and 50% of its net sales.

   The Company offers an extensive line of non-machine products:

   o Workholding Devices. Workholding devices are used to hold a workpiece in the rotating spindle, include collets, chucks, feed fingers and pads. The Company currently offers over 30,000 different workholding devices, which may be used on both its lathes and those produced by others, as well as on automatic screw machines. Most of these workholding devices are carried in stock.

   o Toolholding Devices and Accessories. Toolholding devices and accessories are used primarily for the Company's machines. Toolholding devices attach to the turret or gang and hold the drills and other tools that are brought into contact with the rotating workpiece. The Company's accessories include a complete line of the Company's and other manufacturers' bar feed systems for its CNC horizontal lathes (which automatically feed bar stock into the spindle and permit a lathe to run for longer periods between restocking); part slides (which remove the finished part from the lathe); chip conveyors (which remove metal shavings from the work area); mist collectors (which remove excess water coolant vapor from the machine) and tool slides (which hold the tools in a gang tooling lathe).

   o Replacement Parts. The Company offers over 45,000 replacement parts, most of which are carried in stock, representing substantially all of the spare parts required for the Company's machines currently in service. If a customer requests a spare part not carried in stock, where practicable the Company will make the part for the customer.

The Company provides a wide variety of after-sale services for customers, including equipment installation, operation and maintenance training, machine maintenance and in-field repair. The Company offers equipment installation and in-field repair services in the United States primarily through employees located at its headquarters in Elmira, New York and in many industrial areas of the country. These service personnel generally operate from fully equipped vans. The Company provides similar services in Canada, the United Kingdom and, to a lesser extent, Germany. The Company operates training centers in Elmira, Los Angeles and the United Kingdom. When a machine is sold, the customer's operators are offered two weeks of training as part of the purchase price of the machine. The Company will also provide training for a customer's personnel at other times for a fee.

Technological Features
   The Company has incorporated a number of technological advances in its machine tools and non-machine products. In 1987, the Company introduced Harcrete machine bases, which it now uses on all but two of its horizontal CNC lathes. These proprietary bases are made of a polymer composite, which was adapted by the Company for use on its machine tools. The Company believes that Harcrete bases offer several technological advantages over the cast iron bases traditionally used by machine tool makers, including better heat dissipation and increased stability, thereby increasing precision levels and tooling life. The Company manufactures its own Harcrete bases, thus allowing it to avoid the substantial delays sometimes experienced by other machine tool companies that purchase cast iron bases from outside suppliers.

   The Company has also introduced a real time thermal compensation system on its Super Precision machines. Higher precision is achieved through this patented system, which automatically adjusts the location of a machine's cutting tool to compensate for thermal expansion during the machining process.

Sales and Marketing
   The Company sells directly to manufacturers in the automotive, medical equipment, aerospace and electronic industries, as well as in the defense, recreational equipment, farm equipment, construction equipment, energy and transportation industries, and to independent job shops serving these and other industries. At December 31, 1994, the Company had over 12,000 accounts that purchased products in 1993 or 1994. Sales of the Company's products are broadly distributed throughout the manufacturing sector and, during 1992, 1993 and 1994, no single customer accounted for more than 4.0% of the Company's net sales and the Company's three largest customers accounted for an aggregate of between 4.4% and 6.6% of its net sales. In the first quarter of 1995, three major customers in the automobile industry accounted for 21.1% of the Company's net sales.

   The Company primarily markets its machine tools through its direct sales force and through distributors and manufacturers' representatives in the United States and abroad. The Company uses a similar system of employee sales personnel and independent distributors in the United Kingdom and Canada. In other countries, the Company primarily sells through distributors. At March 31, 1995, the Company employed 25 sales personnel in the United States, three in Ontario and Quebec, Canada, five in the United Kingdom and one in Germany. At that date, the Company had ten distributors in the United States, two in Canada, 13 in Western Europe and 23 covering 16 other countries. As is typical in the industry, the Company's U.S. sales personnel reside in many different parts of the country and, with the exception of a Company demonstration facility in Los Angeles, are responsible for arranging for their own offices and transportation.

   Iverson & Company is the Company's exclusive distributor in Illinois and certain parts of Indiana and Wisconsin. In the past three years, Iverson has generated up to 12.3% of the Company's net sales. Under the terms of the current distribution agreement, three months after the Company notifies Iverson of a problem, either party may terminate the agreement upon three months notice if the problem has not been corrected to the Company's satisfaction. Iverson has been a Company distributor for over 50 years. If the distribution arrangement were terminated for any reason, the Company could experience a disruption in the distribution of its products to these areas. The Company believes any such disruption would be short-term; however, depending on the circumstances at the time, its operations could be adversely affected.

   One of the Company's U.S. distributors has the exclusive right to sell its products to the U.S. Government. The Company's eight other U.S. distributors have the exclusive right to distribute its products in particular markets, although these markets are located in less industrialized areas of the country. Each of these nine distribution arrangements is terminable by either party on 45 days notice. In 1994, none of the Company's distributors (other than Iverson) generated in excess of 3.5% of the Company's net sales and, as a group, they generated less than 9.0% thereof.

   The Company's sales personnel earn a fixed salary plus commission based upon a percentage of net sales. Certain of the Company's distributors operate independent businesses, purchase machine tools and non-machine products from the Company and maintain inventories of these products and spare parts for their customers, while other distributors merely sell machine tools on behalf of the Company. The Company's commission schedule is adjusted to reflect the level of aftermarket support offered by its distributors.

   As is common in its industry, the Company provides long-term financing for the purchase of its equipment by qualified customers. The Company regards this program as an important part of its marketing efforts, particularly to independent machine shops. Customer financing is offered for a term of up to seven years, with the Company retaining a security interest in the purchased equipment. In response to competitive pressures, the Company occasionally offers this financing at below market interest rates or with deferred payment terms. The present value of the difference between the actual interest charged on customer notes for periods during which finance charges are waived or reduced and the estimated rate at which the notes could be sold to financial institutions is accounted for as a reduction of the Company's net sales. See "Management's Discussion and Analysis--Liquidity and Capital Resources."

   The Company's non-machine products mainly are sold in the United States through telephone orders to a toll- free "800" telephone number, which is linked to an on-line computer order entry system maintained by the Company at its Elmira headquarters. In most cases, the Company is able to package and ship in-stock tooling and repair parts within 24 hours of receiving orders. In the case of some popular items, the Company can package and ship within several hours.

   The Company promotes recognition of its products in the marketplace through advertising in trade publications and participation in industry trade shows. In addition, the Company markets its non-machine products through publication of a general catalogue and other targeted catalogues, which it distributes to existing and prospective customers.

   In April 1995, General Motors Corporation named the Company a "Supplier of the Year" for 1994 in the category of lathes and machining centers.

Service and Support
   The Company offers one, two and three-year warranties on new equipment purchases and provides after-sale services for customers, including equipment installation, operation and maintenance training, machine maintenance and in-field repair. The Company also stocks over 45,000 replacement parts, representing substantially all of the spare parts required for the Company's machines currently in service. Because of the high cost to its customers of down-time for repair, the Company believes that after-sale service and support are important factors in ensuring repeat sales of its equipment.

Backlog
   The Company's order backlog at March 31, 1994 and 1995 was $22,975,000 and $42,502,000, respectively. The Company expects to ship substantially all of its March 31, 1995 backlog by the end of 1995. Of the March 31, 1995 backlog, 26.2% represented orders from the automobile industry, substantially all of which are scheduled to be shipped by the end of the fourth quarter of 1995.

   Orders are generally subject to cancellation by the customer prior to shipment. The level of unfilled orders at any given date during the year will be materially affected by the timing of the Company's receipt of orders and the speed with which those orders are filled. Accordingly, the Company's backlog at March 31, 1995 is not necessarily indicative of actual shipments or sales for any future period, and period-to-period comparisons from 1994 to 1995 may not be meaningful.

Manufacturing and Supply
   The Company manufactures and assembles its products at its Elmira, New York plant. Products are manufactured by the Company from various raw materials, including cast iron, sheet metal, bar steel and bearings. Although the Company's operations are highly integrated, it purchases a number of components from outside suppliers, including the computer and electronic components for its CNC machine tools, electric motors and hydraulic assemblies. There are multiple suppliers for virtually all of the Company's raw materials and components and the Company has not experienced a supply interruption in recent years.

   A major component of the Company's CNC machines is the computer and related electronics package. For the past six years, the Company has purchased these components exclusively from Fanuc Limited, a large Japanese electronics company. While the Company believes that design changes could be made to its machines to allow sourcing from several other existing suppliers, a disruption in the supply of the Fanuc components could cause the Company to experience a substantial disruption of its operations, depending on the circumstances at the time. See "Investment Considerations--Dependence on Foreign Electronics Supplier."

The Company utilizes several quality and process control programs, including Total Quality Management. The Company believes that it operates its quality system to the requirements of the ISO 9000 Quality System of the International Standards Organization. The ISO 9000 Quality System is an internationally accepted quality standard for commercial operations, such as product design verification, reviewing the quality of suppliers, imperfection and testing requirements and maintaining quality records. The Company believes that these initiatives have helped it maintain the quality and reliability of its products.

Research and Development
   The Company's ongoing research and development program has involved primarily the development of new products and the modification of existing products to meet market demands and the redesigning of existing products to reduce the cost of manufacturing. The cost of research and development, all of which has been charged to operations, amounted to $4,420,000, $4,216,000, $5,218,000, $1,200,000 and $1,233,000 in 1992, 1993, 1994 and the three months ended March 31, 1994 and 1995, respectively.

Patents and Trademarks
   The Company believes that the growth of its businesses will be dependent upon the quality of its products and its relationships with its customers, rather than the extent of its patent or trademark protection. While the Company believes that its patents and trademarks have significant value, the loss of any single patent or trademark would not have a material adverse effect on the Company.

Competition
   The small and medium power machine tool industry is very competitive and highly fragmented and consists of a number of U.S., European and Asian competitors, none of which has a dominant market share. In 1994, over 78% of the Company's net sales were in the United States, with substantially all of the balance in the United Kingdom, Canada and China. The Company competes primarily in the small and medium power CNC lathe business and in the sale of non-machine products for lathes. In terms of sales, the Company believes that it is the largest U.S.-based manufacturer of small horizontal CNC lathes and has the fourth largest overall market share in the United States behind three Japanese producers. Many of the Company's competitors are larger, and have substantially greater financial resources, than the Company.

   CNC Lathes. The Company produces Super Precision and high performance general precision lathes for sale in the United States and abroad. Both markets are extremely competitive. In the higher precision part of the market, the Company primarily competes in the United States with two Japanese producers. Several German manufacturers also compete with the Company primarily in Europe. In the general precision part of the market, the Company competes with a number of U.S., European and Asian manufacturers. In both parts of the lathe business, the Company competes on the basis that the superior quality, reliability, value and technological characteristics of its machines justify a somewhat higher price than for a competing machine. In both markets, availability, rapid delivery and customer support are important competitive factors, as is, increasingly, the ability of the manufacturer to offer a broad line of products. While the Company's higher quality products have traditionally generated somewhat higher prices, price is nevertheless an important competitive factor, particularly in the larger general precision market.

   The Company believes that the competitive situation for its new machining center will be similar to that for general precision CNC lathes.

   Non-Machine Products. The principal competitive factors in the market for non-machine products are rapid delivery time, quality and value. The Company believes that it is a major worldwide supplier of workholding devices.

Property
   The following table sets forth certain information as of March 31, 1995 relating to the Company's principal facilities.

                                                        Approximate                        Lease Expiration
     Location                Type of Facility           Square Feet      Owned/Leased            Date
Elmira, NY             Manufacturing, engineering,      430,000
                       turnkey systems, marketing,
                       sales, demonstration,
                       service and administration                        Owned             --
Elmira, NY             Warehouse                        176,000          Owned             --
Los Angeles, CA        Sales, demonstration             14,500           Leased            December 31, 1997
Exeter, England        Sales, marketing, service,       20,000
                       turnkey systems and
                       administration                                    Leased            June 30, 1997
Krefeld, Germany       Sales, service                   1,500            Leased            December 31, 1995
Toronto, Canada        Sales, service                   4,600            Leased            June 30, 1996


   As a result of the Company's launch of 14 new machine tool models since 1991 and the recent upturn in the machine tool market, the Company's Elmira, New York manufacturing facility is currently operating near full capacity and the Company expects this facility will continue to operate near full capacity for the balance of 1995. In April 1995, the Company began construction of three additions to its manufacturing facility, which, when completed, will increase the size of the facility from 430,000 square feet to 500,000 square feet and increase its machine making capacity by approximately 25%. Construction is expected to be completed by early 1996. The Company estimates that the cost of these additions, together with the necessary machinery and equipment, will be $15,000,000, most of which will be funded with a portion of the proceeds of this offering.


   The Company believes that, upon completion of the planned expansion of its principal facility, its existing facilities will be sufficient to meet its current needs and believes that such facility will accommodate further expansion if additional capacity is required in the future.

   In general, the Company believes that its operating facilities are in good operating condition.


Employees
   As of March 31, 1995, the Company employed 965 people, 936 of whom were located in the United States. Of its employees, 680 were employed in manufacturing and distribution operations, 80 were engaged in research and development, 167 were employed in sales and marketing, service and training and 38 were employed in administration and other areas. All of the Company's employees, who average over 14 years of tenure with the Company, are full time and none of the Company's employees belong to a labor union. The Company has never had a strike at any of its facilities and the Company believes that its relations with its employees are good.


Environmental Matters
   The Company's operations are subject to extensive federal and state legislation and regulation relating to environmental matters. The Company believes it is currently in material compliance with applicable environmental laws and regulations.

   Future regulations, under the Clean Air Act and otherwise, are expected to impose stricter emission requirements on the metal working industry. While the Company believes that current pollution control measures at most of the emission sources at its New York manufacturing facility will meet these anticipated future requirements, additional measures at some sources may be required. The Company does not believe that these anticipated future requirements are likely to have a material adverse effect upon its financial condition, results of operations or competitive position.

   Certain environmental laws can impose joint and several liability for releases or threatened releases of hazardous substances upon certain statutorily defined parties regardless of fault or the lawfulness of the original activity or disposal. Activities at properties owned by the Company and on adjacent areas have resulted in environmental impacts.

   In particular, the Company's Elmira, New York manufacturing facility is located within the Kentucky Avenue Well Field site, which is listed on the National Priorities List of sites designated for cleanup by the United States Environmental Protection Agency ("EPA") because of groundwater contamination of an underlying aquifer. The

Kentucky Avenue Well Field site encompasses an area of approximately three square miles, which includes sections of the Town of Horseheads, the Village of Horseheads and the Village of Elmira Heights, New York. The Company, however, has never been named as a potentially responsible party at the site. Environmental sampling on the Company's property within the site conducted under the supervision of regulatory authorities found no evidence that the Company's property is the source of the groundwater contamination in the aquifer. Based on this sampling and on other studies conducted within the aquifer region, off-site sources for the groundwater contamination have been identified by the regulatory authorities.

   The Company has received a request for information from EPA in connection with the Tri-Cities Barrel site, a barrel recycling facility in Broome County, New York, which is also listed on the National Priorities List. The Company responded to EPA's request in August of 1994 and has not been notified to date by EPA that it is a potentially responsible party at this site. The Company's information indicates that the Company sent only 261 empty drums to Tri-Cities for recycling, a quantity that is minimal according to information the Company has received from the group of parties that have been named as potentially responsible by EPA (the "PRP Group"). The PRP Group has informally discussed offering a de minimis settlement to parties with less than 5,000 drums. The Company may consider such a settlement, if formally offered. Otherwise the Company will vigorously defend inclusion as a potentially responsible party at the site. As a result, the Company does not expect that it will incur any material liabilities in connection with this site.

   Environmental sampling following the removal of an underground storage tank at the Company's Elmira warehouse disclosed the presence of hydrocarbon contamination in surrounding soils. An environmental consultant retained by the Company prepared a site assessment and remedial action plan, which were approved by the New York State Department of Environmental Conservation ("DEC"). The Company has entered into an agreed Stipulation with DEC to remediate the site in accordance with the remedial action plan. Pursuant to the timetable set forth in the remedial action plan, the Company anticipates being able to complete the construction phase of the cleanup work at the site by the end of 1995. The Company has reserved $500,000 for the construction work, which amount was charged to 1994 operations. The Company anticipates that ongoing operation and maintenance expenses for the cleanup will be less than $100,000 annually.

   Although the Company believes, based upon information currently available to management, that it will not have material liabilities for environmental remediation, there can be no assurance that future remedial requirements or changes in the enforcement of existing laws and regulations, which are subject to extensive regulatory discretion, will not result in material liabilities.

Litigation
   The Company is from time to time involved in routine litigation incidental to its operations. None of the litigation in which the Company is currently involved, individually or in the aggregate, is material to its financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors
   The executive officers and directors of the Company, and their ages as of March 31, 1995, are as follows:

         Name             Age                           Position
Robert E. Agan            56       President and Chief Executive Officer and director
Malcolm L. Gibson         54       Senior Vice President and Chief Financial Officer
J. Allan Krul             52       Senior Vice President and Chief Operating Officer
Douglas A. Greenlee       47       Vice President and director
Douglas C. Tifft          40       Vice President
J. Philip Hunter          52       Secretary and director
Richard J. Cole           63       Director
John W. Bennett           61       Director
James L. Flynn            60       Director
E. Martin Gibson          57       Director
Dr. Eve L. Menger         52       Director
Whitney S. Powers         71       Director

   Robert E. Agan has been the President and Chief Executive Officer of the Company since 1983 and has been a director of the Company since 1980. He is a director of Chemung Financial Corporation, a bank holding company ("Chemung Financial").

   Malcolm L. Gibson has been Senior Vice President and, Chief Financial Officer of the Company since 1994. From 1985 to 1994, he was Vice
President--Finance and Treasurer of the Company.

   J. Allan Krul has been Senior Vice President and Chief Operating Officer of the Company since 1994. From 1991 to 1994, he was Vice President--General Manager Machine Operations of the Company and, from 1988 to 1991, he was Vice President--Engineering of the Company.

   Douglas A. Greenlee has been Vice President--Business Development of the Company since 1992 and has been a director of the Company since 1979. From 1974 to 1992, he was an attorney with the law firm of Hazel & Thomas, P.C., Winchester, Virginia.

   Douglas C. Tifft has been Vice President--Personnel of the Company since
1988.

   J. Philip Hunter has been Secretary of the Company since 1993 and has been a director of the Company since 1992. He has been a partner with the law firm of Sayles, Evans, Brayton, Palmer & Tifft, Elmira, New York since 1972.

   Richard J. Cole has been a director of the Company since 1991. Since 1991, he has been a vice president of Meritus Consulting Services, a management consulting firm and, from 1988 to 1991, he was a division vice president of IBM Corporation.

   John W. Bennett has been a director of the Company since 1993. Since 1991 he has been president and chief executive officer of Chemung Financial and president and chief executive officer of Chemung Canal Trust Company ("Chemung"). From 1988 to 1991 he was president and chief operating officer of Chemung. He is a director of Chemung Financial.

   James L. Flynn has been a director of the Company since 1984. Mr. Flynn has been retired since 1994. From 1990 to 1994, he was senior vice president--investment services of Corning Incorporated ("Corning"), a manufacturer of specialty glass and ceramic products and provider of clinical laboratory services.

   E. Martin Gibson has been a director of the Company since 1981. Since April 1995, he has been chairman (non-executive) of International Technology Corp., a provider of environmental services. From 1990 to 1994, he was chairman and chief executive officer of Corning Lab Services, Inc., a provider of clinical laboratory services, and a subsidiary of Corning and, from 1983 to 1990, he was a group president of Corning. He is a director of Novacare, Inc., a provider of healthcare services.

   Dr. Eve L. Menger has been a director of the Company since February 1995. She has been director of characterization science of Corning since 1991 and from 1987 to 1991, was vice provost for University--Industry Relations and Professor of Chemistry at the University of Virginia.

Whitney S. Powers has been a director of the Company since 1980. He has been the president of Black Boxes Co., a mechanical design consulting firm, since 1990. He is a director of Chemung.

   There are no family relationships between any directors or executive officers.

Terms of Directors
   The Company's Restated Certificate of Incorporation and By-laws provide that the directors of the Company are divided into three classes, each class consisting of three directors. The directors in each class serve for three-year terms and until their successors are elected. In the event that the number of directors on the Board of Directors is changed, the number of directors assigned to each class will be adjusted so that each class is as nearly equal in number as possible. Messrs. Agan, Cole and E.M. Gibson are Class I directors whose terms expire at the annual meeting of shareholders (the "Annual Meeting") in either 1996 or 1997, at the Annual Meeting in 1998 and at every third Annual Meeting thereafter. Messrs. Hunter and Powers and Dr. Menger are Class II directors whose terms expire at the Annual Meeting in either 1996 or 1997, at the Annual Meeting in 1999 and at every third Annual Meeting thereafter. Messrs. Bennett, Flynn and Greenlee are Class III directors whose terms expire at the Annual Meeting in 1996 or 1997, at the Annual Meeting in 1997 and at every third Annual Meeting thereafter.

Executive Compensation
   The following table presents information concerning compensation paid for services to the Company during the periods indicated to the President and Chief Executive Officer and the four other most highly compensated executive officers of the Company in 1994.

                          Summary Compensation Table

                                                                 Long-Term
                                      Annual Compensation       Compensation
                                                                 Restricted
       Name and                                                    Stock             All Other
  Principal Position       Year       Salary       Bonus         Awards (1)       Compensation (2)
Robert E. Agan             1994      $225,000     $150,000        $375,000              $591
  President and Chief      1993       202,083       95,000         480,000               508
  Executive Officer        1992       165,600       12,377             -0-               400
J. Allan Krul
  Senior Vice
  President                1994       142,000       85,000         200,000               419
  and Chief Operating      1993       130,998       55,000         192,000               338
  Officer                  1992       110,700        8,882             -0-               308
Malcolm L. Gibson
  Senior Vice
  President                1994       117,000       42,000             -0-               571
  and Chief Financial      1993       112,875       27,000         120,000               495
  Officer                  1992       101,250        8,241             -0-               382
Thomas T. Connelly         1994       124,000       38,000             -0-               548
  Treasurer                1993       120,333       25,000         120,000               475
                           1992       108,000        9,231             -0-               373
Douglas A. Greenlee        1994       104,000       36,000             -0-               306
  Vice President           1993       100,333       24,000         192,000               200

(1) As of December 31, 1994, Messrs. Agan, Krul, M.L. Gibson, Connelly and Greenlee held 120,950, 61,500, 37,925, 42,025 and 16,400 restricted shares of Common Stock, respectively, having an aggregate value on that date of $1,711,000, $870,000, $536,500, $594,500 and $232,000,
    respectively, based upon an appraisal by Crestar Securities Corporation ("Crestar"). The restrictions on these shares lapse on a scheduled time basis or upon the earlier death of the holder. The officers are entitled to receive any and all dividends paid on the stock.

(2) Represents the value as of December 31, 1994, based upon an appraisal by Crestar, of shares of the Company's stock allocated to each individual in accordance with provisions of the Company's Employee Stock Ownership and Savings Plan.

Pension Plan
   The Company maintains a non-contributory defined benefit Pension Plan (the "Employee Pension Plan") for all employees. Normal retirement is at age 65; however, an employee may elect to retire before age 65 under certain conditions. Annual pensions are computed on the basis of adjusted career average compensation, excluding bonuses. The adjusted career average compensation formula is determined by taking the sum of (a) for service prior to December 1, 1993, 1.25% of the annual compensation rate as of December 1, 1993, times the number of years of service prior to December 1, 1993, plus
(b) 1.5% of compensation on or after December 1, 1993. Pension amounts are not subject to reductions for Social Security benefits or offset amounts but are subject to federal law limitations on pensions payable under tax qualified plans.

   The Company also maintains a non-qualified, unfunded benefit plan called the Executive Supplemental Pension Plan ("Supplemental Plan") currently covering Messrs. Agan, M.L. Gibson and Krul. The annual benefits under the Supplemental Plan are determined on the basis of the average of the three highest years' base salary of the final five years of employment plus cash bonuses times 1.25% for each year of service, except that in the case of Mr. Krul, the percentages are 1.5% of each of his first five years of service, 2.0% of each of the next ten years and 2.2% for each additional year, contingent on Mr. Krul's continued employment with the Company until age 62 terminable by the Company upon the occurrence of certain stated events. A minimum benefit is provided under the Supplemental Plan for all covered executives equal to 1.2 times the benefit earned under the Employee Pension Plan. Benefits under the Supplemental Plan are reduced by benefits payable under the Employee Pension Plan.

   If the executive officers remain continuously employed at current compensations levels until retirement at the normal retirement age of 65, the estimated annual pension amounts payable under the Employee Pension Plan and Supplemental Plans for Messrs. Agan, Krul, M.L. Gibson, Connelly and Greenlee would be $196,500, $76,200, $79,700, $51,800 and $32,400, respectively.
Pensions described are straight-life annuity amounts not reduced by joint and survivorship provisions which are available to all retirees through reductions in pensions otherwise payable.

Directors' Compensation
   Each director who is not an employee of the Company receives from the Company $5,000 per year, a meeting fee of $800 for each Board of Directors or committee meeting attended and is reimbursed for expenses incurred in attending meetings. In addition, in March of each year, each director receives 860 shares of Common Stock. The Company has in place a Deferred Directors Fee Plan that allows a director at his election to defer receiving up to 100% of his fees, exclusive of the supplemental stock payment, until the later of separation or age 70.

Employment Agreements
   The Company has entered into written employment contracts with Messrs. Agan, Krul, M.L. Gibson, Greenlee and Douglas C. Tifft (the "officers") effective January 1, 1995. The term of each employment agreement is two years, with automatic, successive one-year extensions unless either party provides the other with 60 days' prior notice of termination. In the case of a change of control (as such term is defined in the employment agreements), the term of each officer's employment agreement will be automatically extended for a period of two years following the date of the change of control. With the exception of Mr. Agan, no officers previously had employment agreements with the Company. Mr. Agan has agreed that his prior four-year employment agreement will be superseded by his new agreement, except that certain provisions regarding death benefits are retained in his new agreement. Under the employment agreements, each officer will have the same position in the Company and annual base salary as immediately prior to entering into his respective employment agreement. The employment agreements provide for initial annual base salaries of $238,000, $156,000, $125,000, $109,000 and $89,000 to be paid to Messrs. Agan, Krul, M.L. Gibson, Greenlee and Tifft, respectively. Officers' bonuses shall be determined in accordance with an annual bonus policy. See "Incentive Cash Bonuses" below.

   If an officer is terminated without cause, or resigns for good reason (as such term is defined in the employment agreements), such officer will be entitled to continued payment of his base salary for the greater of six months or the remainder of the current term with the exception of Messrs. Agan's and Krul's agreements, which provide for the greater of 12 months of base salary or the remainder of the current term in this situation. If an officer is terminated without cause or resigns for good reason (as such term is defined in the employment agreements) on or after a change of control, or resigns for any reason at any time six months or more following a change of control, such officer will be entitled (i) to receive a lump sum cash payment equal to one and one-half times the sum of his base salary in effect immediately prior to his termination or resignation (or as in effect immediately prior to the change of control, if higher) and his average annual bonus for the three years preceding the change of control, and (ii) to participate, at the Company's expense, in the Company's welfare benefit plans for a period of three years following his resignation or termination. Such lump sum cash payments shall be subject to reduction to the extent necessary to prevent any amounts or benefits due from being deemed "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code.

Incentive Cash Bonuses
   The Salary, Bonus and Incentive Stock Committee (the "Committee") of the Board of Directors administers the Company's incentive cash bonus program. The program provides the Committee with flexibility from year to year to meet the ever-changing business environment and provides competitive profit-focused cash incentives for the corporate officers. The program allows the President to establish specific individual objectives for all officers other than himself, the achievement of which is rewarded by year-end cash bonuses if the Company is sufficiently profitable. Under the program the Committee establishes levels of bonus pools tied to specific per share corporate earnings targets with the President, then recommends the allocation of the bonus pool among officers based upon individual performance and achievement during the year and competitive data. The Committee's determination of Mr. Agan's cash bonus is more subjective and not subject to specific criteria. The amount fixed for 1994 was based upon the Company's improved financial performance, continued introduction of high quality and competitive products and increased plant productivity and customer satisfaction.

Incentive Stock Plan
   In early 1993 the Committee determined that the former practice of awarding stock options did not produce the desired long-term incentives for corporate executives and that restricted stock is a more appropriate vehicle to assist the Company in attracting and retaining top executives. Under the 1993 Incentive Stock Plan adopted by the Board of Directors, 405,000 shares of Common Stock have been set aside for grants to key employees of restricted stock and performance share awards. Under the 1993 Incentive Stock Plan, only restricted stock grants have been selected by the Committee for award to key executives with the resulting emphasis on increased executive ownership of Company stock, long-term corporate results and a substantial portion of executive pay and financial incentive linked to increases in shareholder value. Individual grant awards are based upon an executive's responsibilities and role in increasing shareholder value and the Committee's subjective evaluation of individual performance with no consideration given to the number of shares directly or indirectly owned. Restrictions on shares awarded lapse upon passage of time as established by the Committee on the date of the award, subject to earlier forfeiture. Under the 1993 Incentive Stock Plan, for the year ended December 31, 1994, Messrs. Agan and Krul were awarded 30,750 and 16,000, respectively, restricted shares of Common Stock subject to forfeiture and restrictions on transfer. Total unconditional vesting will occur only upon the completion of four to eight years of continuous service or, earlier, upon death, retirement after age 60, retirement prior to age 60 for reasons of total and permanent disability or retirement for other medical or health reasons which render an employee unable to perform his duties and responsibilities or termination in other limited circumstances. Partial vesting will occur if the employee is terminated during a period of one to eight years for reasons other than gross deviation from his duties and responsibilities. The recipients of Common Stock under the 1993 Incentive Stock Plan are entitled to vote the Common Stock and to receive dividends thereon from the date of grant. The 1993 Incentive Stock Plan provides that restricted shares shall no longer be subject to forfeiture and the Company shall deliver to the employee or his personal representative, free of any restrictions, certificates representing the shares of restricted stock in the event of a termination of the employee's employment with the Company or a subsidiary within four years following a change of control as defined in the agreements entered into pursuant to the 1993 Incentive Stock Plan.

Salary, Bonus and Incentive Stock Committee Interlocks and Insider
Participation
   The members of the Committee are Mr. E.M. Gibson, as chairman, and Messrs. Hunter and Cole. Mr. Gibson has been a director of the Company since 1981. Mr. Hunter is the Secretary of the Company and has been a director of the Company since 1992. Mr. Hunter is also a partner with the law firm of Sayles, Evans, Brayton, Palmer & Tifft, which is retained by the Company for the performance of legal services. Mr. Cole has been a director of the Company since 1991.

Certain Transactions
   The Company in the normal course of business has retained Sayles, Evans, Brayton, Palmer & Tifft, of which Mr. Hunter is a partner, for legal services and expects to do so during the current year.

   Chemung, beneficial owner of 873,690 shares of Common Stock prior to the offering, of which Messrs. Agan and Powers are directors and Mr. Bennett is the president and chief executive officer and a director, provides various banking services, is trustee of the Pension Plan and is one of the trustees of the Employee Stock Ownership and Savings Plan. The Company has a $5,000,000 short-term line of credit with Chemung under which it had borrowed $3,500,000 at March 31, 1995. This line of credit was most recently renewed on May 10, 1995 and matures on April 30, 1996. The line bore interest at the rate of 6.125% per annum on March 31, 1995 and the loan under the line of credit will be repaid with the proceeds of this offering. See "Use of Proceeds."

   The Company sold customer notes to Chemung totaling approximately $3,000,000 in 1994 and $3,000,000 in the first quarter of 1995. See
"Management's Discussion and Analysis--Liquidity and Capital Resources."

                       PRINCIPAL AND SELLING SHAREHOLDERS

Security Ownership of Principal Shareholders
   The following table sets forth information with respect to beneficial ownership of shares of Common Stock, both as of April 25, 1995 and as adjusted to give effect to this offering, of all shareholders known by the Company to be the beneficial owners of more than 5% of its outstanding Common
Stock:

                                                                        Percent of Ownership
                                                      Number of
                                                        Shares
                                                     Beneficially     Prior to        After
                      Name                              Owned         Offering       Offering
Chemung Canal Trust Company (1)                        873,690          22.6%          14.3%
1 Chemung Canal Plaza
  Elmira, NY 14902
Douglas A. Greenlee (2)                                337,817           8.8            5.5
205 Kennedy Drive
 Horseheads, NY 14845
Jeanne W. Ward (3)                                     309,163           8.0            5.1
5357 Lockmead Terrace
 Zephyrhills, FL 33541
Joan A. Sutantyo (4)                                   290,991           7.5            4.8
670 Allen Street
 San Marino, CA 91108
Robert E. Agan and Malcolm L. Gibson,                  392,278          10.2            6.4
  as trustees of the Hardinge Brothers, Inc.
  Employee Stock Ownership and Savings Plan (5)
One Hardinge Drive
  Elmira, NY 14902
Robert E. Agan (6)                                     345,250           8.9            5.7
One Hardinge Drive
  Elmira, NY 14902
Malcolm L. Gibson (7)                                  217,381           5.6            3.6
One Hardinge Drive
  Elmira, NY 14902


(1) Held by Chemung Canal Trust Company ("Chemung") in various fiduciary capacities either alone or with others. It alone holds in its fiduciary capacity sole voting and dispositive powers as to 454,993 shares of Common Stock and sole voting (but not dispositive) powers as to an additional 275,857 shares of Common Stock. Chemung shares with others the voting and dispositive powers as to 142,840 shares of Common Stock.

(2) Sole beneficial owner of 24,109 shares of Common Stock and shares as trustee with Jeanne W. Ward (see footnote 3) and Joan A. Sutantyo (see footnote 4) of a trust for the benefit of himself and others the voting and dispositive powers as to 271,966 shares of Common Stock. Shares as attorney-in-fact with others the voting and dispositive powers as to 41,742 shares of Common Stock. Not included are 220,871 shares of Common Stock held in trust by Chemung (see footnote 1) as trustee for the benefit of himself and others, nor 12,000 shares of Common Stock held in trust by another under which Mr. Greenlee is a contingent remainderman.

(3) Shares as trustee with Douglas A. Greenlee (see footnote 2) and Joan S. Sutantyo (see footnote 4) of a trust for the benefit of herself and others the voting and dispositive powers as to 271,966 shares of Common Stock. Shares as trustee with another of two trusts for the benefit of others the voting and dispositive powers as to 37,197 shares of Common Stock. Not included are 220,871 shares of Common Stock held in trust by Chemung (see footnote 1) as trustee for the benefit of herself and others, nor 12,000 shares of Common Stock held in trust by another under which Ms. Ward is a contingent remainderman.

(4) Sole beneficial owner of 19,025 shares of Common Stock and shares as trustee with Douglas A. Greenlee (see footnote 2) and Jeanne W. Ward (see footnote 3) of a trust for the benefit of herself and others the voting and dispositive powers as to 271,966 shares of Common Stock. Not included are 220,871 shares of Common Stock held in trust by Chemung (see footnote
    1) as trustee for the benefit of herself and others.

(5) Robert E. Agan and Malcolm L. Gibson, as trustees, share with the employee participants the power to vote and dispose of the shares of Common Stock pursuant to the terms of the Company's Employee Stock Ownership and Savings Plan. The power to dispose of the shares of Common Stock is restricted by the terms of the Plan.

(6) Sole beneficial owner of 163,142 shares of Common Stock and shares as trustee with Malcolm L. Gibson (see footnote 7) voting and dispositive powers as to 165,924 shares of Common Stock owned by the Company's Employee Pension Plan. Includes 16,184 shares of Common Stock held in trust by Mr. Agan as the sole trustee for the benefit of his children. Excludes 392,278 shares of Common Stock for which Robert E. Agan and Malcolm L. Gibson share voting and dispositive power as trustees of the Company's Employee Stock Ownership and Savings Plan (see footnote 5).

(7) Sole beneficial owner of 51,457 shares of Common Stock and shares as trustee with Robert A. Agan (see footnote 6) voting and dispositive powers as to 165,924 shares of Common Stock owned by the Company's Employee Pension Plan. Excludes 392,278 shares of Common Stock for which Malcolm L. Gibson and Robert E. Agan share voting and dispositive power as trustees of the Company's Employee Stock Ownership and Savings Plan (see footnote 5).

Security Ownership of Management
   The following table sets forth information with respect to beneficial ownership of shares of Common Stock, both as of April 25, 1995 and as adjusted to give effect to this offering, by the directors and executive officers of the Company and by the directors and executive officers of the Company as a group.

                                                                               Percent of Ownership
                                                           Number of
                                                            Shares
                                                         Beneficially        Prior to        After
                       Name                                Owned (1)         Offering       Offering
Robert E. Agan (2)                                          345,250             8.9%           5.7%
John W. Bennett                                               2,159               *              *
Richard J. Cole                                               2,109               *              *
Thomas T. Connelly                                           49,043             1.3              *
James L. Flynn                                                7,519               *              *
E. Martin Gibson                                              9,198               *              *
Malcolm L. Gibson (3)                                       217,381             5.6            3.6
Douglas A. Greenlee (4)                                     337,817             8.8            5.5
J. Philip Hunter                                              2,322               *              *
J. Allan Krul                                                74,738             1.9            1.2
Dr. Eve L. Menger                                               861               *              *
Whitney S. Powers                                             9,667               *              *
All executive officers and directors
  as a group (14 persons including the above) (5)           944,444            24.5           15.5

* Less than one percent.
(1) Includes shares which may be purchased pursuant to stock options held by directors that were exercisable within 60 days as of April 10, 1995. Messrs. Flynn, E.M. Gibson and Powers each held 4,075, 4,075 and 3,050, respectively, of such options to purchase Common Stock. Also includes all shares held by the Trustees of the Company's Employee Stock Ownership and Savings Plan allocated to members of the group who have shared voting and dispositive power with respect to such shares. The Trustees hold 6,797 shares of Common Stock for the benefit of Mr. Agan, 3,303 shares for Mr. Connelly, 301 shares for Mr. M.L. Gibson, 494 shares for Mr. Greenlee, 3,623 shares for Mr. Krul and 14,807 shares for all executive officers and directors as a group. Also includes shares of Common Stock subject to forfeiture and restrictions on transfer granted pursuant to the Company's 1988 and 1993 Incentive Stock Plans.

(2) Sole beneficial owner of 163,142 shares of Common Stock and shares as trustee with Malcolm L. Gibson (see footnote 3) voting and dispositive powers as to 165,924 shares of Common Stock owned by the Company's Employee Pension Plan. Includes 16,184 shares of Common Stock held in trust by Mr. Agan as the sole trustee for the benefit of his children. Excludes 392,278 shares of Common Stock for which Robert E. Agan and Malcolm L. Gibson share voting and dispositive power as trustees of the Company's Employee Stock Ownership and Savings Plan. See "Security Ownership of Principal Shareholders" above.

(3) Sole beneficial owner of 51,457 shares of Common Stock and shares as trustee with Robert A. Agan (see footnote 2) voting and dispositive powers as to 165,924 shares of Common Stock owned by the Company's Employee Pension Plan. Excludes 392,278 shares of Common Stock for which Malcolm L. Gibson and Robert E. Agan share voting and dispositive power as trustees of the Company's Employee Stock Ownership and Savings Plan. See "Security Ownership of Principal Shareholders" above.

(4) Sole beneficial owner of 24,109 shares of Common Stock and shares as co-trustee of a trust for the benefit of himself and others the voting and dispositive powers as to 271,966 shares of Common Stock. Shares as attorney-in-fact with others the voting and dispositive powers as to 41,742 shares of Common Stock. Not included are 220,871 shares of Common Stock held in trust by Chemung as trustee for the benefit of himself and others, nor 12,000 shares of Common Stock held in trust by another under which Mr. Greenlee is a contingent remainderman. See "Security Ownership of Principal Shareholders" above.

(5) Includes 165,924 shares of Common Stock owned by the Company's Employee Pension Plan as to which Messrs. Agan and M.L. Gibson share, as trustees, voting and dispositive powers.

Selling Shareholder

   The Selling Shareholder listed in the table below has indicated its intention to sell the number of shares of Common Stock set forth opposite its name. The table sets forth information, as of April 25, 1995, and as adjusted to give effect to this offering, with respect to the beneficial ownership of the Common Stock by the Selling Shareholder. All information with respect to beneficial ownership prior to this offering has been furnished by the Selling Shareholder.

                                                                                   Ownership of Common
                                                                                   Stock after Offering
                                             Number of Shares
                                               Beneficially          Shares      Number
                                              Owned prior to           to          of         Percentage
                 Name                            Offering           be Sold      Shares      of Ownership
Marine Midland Bank, N.A., Joseph C.
  Littleton, Robert G. Prochnow and
  William J. Gunnell III,
   as Trustees (1)                               108,650             32,000      76,650          1.2%


(1) The Trustees share voting and dispositive powers for these shares of Common Stock, which are held in two trusts for the benefit of the issue of William J. Gunnell and Josephine G. Prochnow, respectively. Mr. Littleton was an outside director of the Company, who retired from the Board of Directors in 1992. Mr. Prochnow was an employee of the Company, who retired in 1987.

DESCRIPTION OF CAPITAL STOCK

General
   The Company's authorized capital stock consists of (a) 20,000,000 shares of Common Stock, par value $.01 per share, and (b) 2,000,000 shares of Preferred Stock, par value $.01 per share. At April 10, 1995, there were 3,859,751 shares of Common Stock outstanding, including 293,581 shares of restricted Common Stock, which have been issued to officers and employees under the Company's 1988 and 1993 Incentive Stock Plans, but which had not yet vested. See "Management--Incentive Stock Plan."


Preferred Stock
   As of the date of this Prospectus, the Company has not issued any Preferred Stock. The Board of Directors of the Company is authorized, without action by the shareholders, to fix the number of shares, to determine the designation of any series of the authorized shares of the Company's Preferred Stock and to determine or alter the rights, preferences, privileges and restrictions granted to, or imposed upon, any unissued series of Preferred Stock. Beginning May 30, 1995, a right to purchase shares of Series A Preferred Stock will be attached to each share of Common Stock. A maximum of 250,000 shares of Series A Preferred Stock has been reserved for issuance upon exercise of such rights. The rights of holders of Common Stock, as described below, will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. See "Certain Anti-takeover Provisions--Shareholder Rights Plan" below.


Common Stock
   Voting. The holders of Common Stock are entitled to one vote on all corporate matters submitted to a vote of the holders of Common Stock for each share of Common Stock held. The Company's Restated Certificate of Incorporation, as amended, contains so-called supermajority provisions, which provide (i) that a director of the Company may be removed only for cause and upon the affirmative vote of the holders of 75% of the securities entitled to vote at an election of directors, and (ii) (a) at least 75% of all of the securities of the Company entitled to vote and (b) at least 75% of other than Majority Shareholders (defined as 10% beneficial holders) are required in order to effect certain mergers, sales of assets or other business combinations involving the Company. See "Certain Anti-takeover Provisions" below.

   Dividends. Subject to the rights, if any, of holders of Preferred Stock, holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of the assets of the Company lawfully available therefor. There can be no assurance that dividends will be paid. See "Dividend Policy."

   Liquidation. Subject to the rights, if any, of holders of Preferred Stock, in the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of Common Stock will be entitled to share ratably in any liquidating distribution remaining after payment of all debts and other liabilities of the Company.

   Other. The holders of Common Stock do not have preemptive rights. The shares of Common Stock offered hereby, when issued, will be fully paid and non-assessable.


   Listing. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "HDNG." See "Common Stock Market
Information."


Registrar and Transfer Agent
   The Registrar and Transfer Agent for the Common Stock is American Stock Transfer & Trust Company.

Certain Anti-takeover Provisions

   Special Provisions Under the Certificate and By-laws
   The Restated Certificate of Incorporation and the By-laws of the Company contain certain provisions that could make the acquisition of the Company by means of a tender offer, a proxy contest or otherwise difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Board of Directors. The Company believes that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the Restated Certificate of Incorporation and the By-laws of the Company, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

Staggered Board of Directors. The Restated Certificate of Incorporation and the By-laws of the Company provide that the Board of Directors will be divided into three classes of directors, each class constituting one-third of the total number of directors and with the classes serving staggered three-year terms beginning in 1997. The classification of the directors will have the effect of making it more difficult for shareholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of the Board of Directors. The Board of Directors believes that the longer time required to elect a majority of a classified Board of Directors helps to ensure the continuity and stability of the Company's management and policies since a majority of the directors at any given time will have had prior experience as directors of the Company.

   Removal of Directors and Filling of Vacancies. The Restated Certificate of Incorporation provides that a director of the Company may be removed only for cause and upon the affirmative vote of the holders of 75% of the securities entitled to vote at an election of directors. Newly created directorships and Board of Director vacancies resulting from death, removal or other causes may be filled only be a majority vote of the then remaining directors. Accordingly, it will be more difficult for shareholders, including those holding a majority of the outstanding shares, to force an immediate change in the composition of the Board of Directors.

   Supermajority Voting Provisions for Certain Business Combinations. The Restated Certificate of Incorporation requires the affirmative vote of (a) at least 75% of all of the securities of the Company entitled to vote and (b) at least 75% of other than Majority Shareholders (defined as 10% beneficial holders) in order to effect certain mergers, sales of assets or other business combinations involving the Company. These provisions could have the effect of delaying, deferring or preventing a change of control of the Company.

   Discretion to Consider Non-Price Issues. Under Section 717 of the New York Business Corporation Law ("NYBCL") and pursuant to the Restated Certificate of Incorporation, the Board of Directors may consider issues other than price in a proposed business combination. The considerations may include, but are not limited to, social and economic effects of the transaction upon the Company, its shareholders, customers, vendors, suppliers and other constituencies.


   Shareholder Rights Plan
   On May 16, 1995, the Company adopted a shareholder rights plan and entered into a rights agreement (the "Rights Agreement") in connection therewith. The Rights Agreement provides that attached to each share of Common Stock outstanding at the close of business on May 30, 1995 and each share of Common Stock issued thereafter is one right (a "Right") that, when exercisable, entitles the holder of the Right to purchase one one-hundredth of a share of Series A Preferred Stock (a "Unit") at a purchase price (the "Purchase Price") of $80.00 per Unit, subject to adjustment. The Rights will become exercisable ten business days after any person or group (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or any such subsidiary, or, under certain circumstances, Chemung) becomes the beneficial owner of 20% or more of the Common Stock or commences a tender or exchange offer upon consummation of which such person or group would, if successful, own 30% or more of the Common Stock. In certain events (such as a person or group (other than the excluded group referred to above) becoming the beneficial owner of 20% or more of the Common Stock or a merger or other transaction with an entity controlled by such an acquiring person or group), exercise of the Rights would entitle the holders thereof (other than the acquiring person or group) to receive Units (or in certain circumstances Common Stock or common stock of the surviving corporation, or cash, property or other securities) with a market value equal to twice the Purchase Price.



   Exercise of the Rights may cause substantial dilution to a person who attempts to acquire the Company. No monetary value is expected to be assigned to the Rights, and they will not trade separately from the Common Stock unless and until they become exercisable. The Rights, which will expire ten years from the date of issuance, may be redeemed by the Board of Directors, at $.01 per Right, at any time prior to the expiration of ten business days after the acquisition by a person or group of affiliated or associated persons of beneficial ownership (other than the excluded group referred to above) of 20% or more of the outstanding Common Stock, except as the Rights Agreement may otherwise provide. The terms of the Rights Agreement provide for amendment thereof by the Board of Directors without the consent of the holders of the Rights. The Rights Agreement may have certain anti-takeover effects, although it is not intended to preclude any acquisition or business combination that is at a fair price and otherwise in the best interests of the Company and its shareholders as determined by the Board of Directors. However, a shareholder could potentially disagree with the Board of Directors' determination of what constitutes a fair price or the best interests of the Company and its shareholders.

   Certain Potential Disadvantages of the Anti-Takeover Measures
   The above anti-takeover provisions may make more difficult and discourage an attempt to acquire control of the Company by a potential bidder who does not wish to negotiate with the Board of Directors or who is unable to reach an agreement with the Board of Directors. In such a situation, these provisions could discourage a transaction that a majority of the Company's shareholders favor or in which shareholders could receive a significant premium over then-current market prices. Because these provisions could discourage or render more difficult a takeover attempt, there may be a reduced possibility of large temporary fluctuations in the market price of the Company's Common Stock resulting from actual or rumored takeover attempts.


   Shareholders should also note that, in situations such as unsolicited tender offers, the personal interest of members of management and the Board of Directors in retaining their salaries and positions may conflict with the interests of the shareholders in selling their shares at an attractive price. Anti-takeover measures of this type have generally been criticized as efforts of corporations' managements to entrench themselves without regard to the needs and desires of shareholders. Management and the Board of Directors believe, however, that such potential conflicts of interest will not affect the proper exercise of their fiduciary duty to use their best judgment on behalf of the Company and all of its shareholders.

   Anti-takeover Legislation
   Section 912 of the NYBCL provides in essence that in the event a person acquires 20% or more of the voting stock of a New York corporation (an "Interested Shareholder"), the corporation and the Interested Shareholder, or any affiliated entity, may not engage in certain business combinations for a period of five years following the date the person became an Interested Shareholder unless the board of directors of such corporation approves such share acquisition or business combination before the Interested Shareholder acquires 20% or more of the corporation's voting stock. Business combinations for this purpose include, among other things, (a) a merger or consolidation,
(b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of (i) the aggregate market value of the corporation's assets determined on a consolidated basis, (ii) the market value of outstanding capital stock or (iii) the earning power or net income of the corporation determined on a consolidated basis and (c) certain transactions that result in the issuance of capital stock of the corporation to the Interested Shareholder. Under certain circumstances, Section 912 of the NYBCL makes it more difficult for an Interested Shareholder to effect various business combinations with a corporation for a five-year period.

   In addition, a shareholder dissatisfied with the form or amount of consideration received in a merger transaction may have statutory dissenters' rights under Section 910 of the NYBCL. Such shareholder also could bring suit against the Board of Directors and the majority shareholder of the Company alleging breach of fiduciary duty. New York courts have held that a majority shareholder of a corporation involved in a merger has a fiduciary duty with respect to the other shareholders.

                                  UNDERWRITING

   The Underwriters named below have severally agreed, subject to certain conditions, to purchase from the Company and the Selling Shareholder the aggregate number of shares of Common Stock set forth opposite their respective names.

                                                          Number of
Underwriter                                                Shares
Wertheim Schroder & Co. Incorporated                        578,500
Prudential Securities Incorporated                          578,500
Bear, Stearns & Co. Inc.                                     50,000
Alex. Brown & Sons Incorporated                              50,000
Dean Witter Reynolds Inc.                                    50,000
Dillon, Read & Co. Inc.                                      50,000
Donaldson, Lufkin & Jenrette Securities Corporation          50,000
A.G. Edwards & Sons, Inc.                                    50,000
Goldman, Sachs & Co.                                         50,000
Lazard Freres & Co. LLC                                      50,000
Lehman Brothers Inc.                                         50,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated           50,000
Morgan Stanley & Co. Incorporated                            50,000
NatWest Securities Limited                                   50,000
Oppenheimer & Co., Inc.                                      50,000
PaineWebber Incorporated                                     50,000
Salomon Brothers Inc                                         50,000
Smith Barney Inc.                                            50,000
Advest, Inc.                                                 25,000
Arnhold and S. Bleichroeder, Inc.                            25,000
Robert W. Baird & Co. Incorporated                           25,000
William Blair & Company                                      25,000
The Chicago Corporation                                      25,000
Dain Bosworth Incorporated                                   25,000
Fahnestock & Co. Inc.                                        25,000
McDonald & Company Securities, Inc.                          25,000
Piper Jaffray Inc.                                           25,000
The Robinson-Humphrey Company, Inc.                          25,000
Wheat, First Securities, Inc.                                25,000
Brean Murray, Foster Securities Inc.                         10,000
First Albany Corporation                                     10,000
C. L. King & Associates, Inc.                                10,000
Robotti & Eng Incorporated                                   10,000
The Seidler Companies Incorporated                           10,000
  Total                                                   2,282,000



   The Underwriting Agreement provides that the several Underwriters are obligated to purchase all the 2,282,000 shares of Common Stock offered hereby, if any are purchased. Wertheim Schroder & Co. Incorporated and Prudential Securities Incorporated, as representatives of the several Underwriters (the "Representatives"), have advised the Company that the Underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters propose initially to allow a concession not in excess of $0.78 per share to certain dealers, including the Underwriters; that the Underwriters and such dealers may initially allow a discount of not in excess $0.10 per share to other dealers; and that the initial public offering price and the concession and discount to dealers may be changed by the Representatives after the initial public offering.


   The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of the Underwriting Agreement, to purchase up to an additional 342,300 shares of Common Stock, at the initial public offering price less underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The Underwriters may exercise the option only to cover over allotments, if any, in the sale of shares of Common Stock in this offering. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial commitment.

   The Company, the Selling Shareholder and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

   The Company, its directors and officers, the Selling Shareholder and certain other shareholders have agreed not to offer to sell, sell, grant any option to purchase or otherwise dispose of any shares of Common Stock held by them for a period of 180 days after the date of this Prospectus without the prior written consent of Wertheim Schroder & Co. Incorporated, subject to certain exceptions.

   Wertheim Schroder & Co. Incorporated has from time to time provided financial advisory services to the Company, for which it has received customary fees.


   Prior to this offering, the Company's Class A Common Stock and Class B Common Stock were traded in small amounts and on a limited and sporadic basis. The Company believes that the prior sales prices and quotations for the Common Stock do not provide a meaningful indication of the value of the Common Stock. The initial public offering price of the Common Stock has been determined by negotiations among the Company, the Selling Shareholder and the Representatives. Among the factors considered in such negotiations were the Company's results of operations and financial condition, the prospects for the Company and for the industry in which the Company operates, the Company's capital structure and prevailing market conditions in the securities market.



                                LEGAL MATTERS


   The validity of the Common Stock being offered hereby will be passed upon for the Company by Sayles, Evans, Brayton, Palmer & Tifft, Elmira, New York and Shearman & Sterling, New York, New York and for the Underwriters by Fulbright & Jaworski L.L.P., New York, New York.


   J. Philip Hunter, Secretary and a director of the Company and, at April 25, 1995, beneficial owner of 2,322 shares of Common Stock of the Company, is a partner of Sayles, Evans, Brayton, Palmer & Tifft.

                                   EXPERTS

   The consolidated financial statements of the Company at December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                            AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and, in accordance therewith, is required to file reports and other information with the Securities Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected at and obtained from the Commission at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the public reference facilities of the Commission's Regional Offices: Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, Suite 1400; and New York Regional Office, Seven World Trade Center, New York, New York 10048, 13th Floor. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates.

   The Common Stock has been approved for quotation on the Nasdaq National Market and reports, proxy statements and other information concerning the Company will be available for inspection at the office of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006.

   The Company has filed with the Commission a Registration Statement on Form S-2 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), of which this Prospectus forms a part, covering the Common Stock to be sold pursuant to this offering. This Prospectus does not contain all information set forth in the Registration Statement and the exhibits thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete.

With respect to such contracts, agreement, or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents, filed by the Company with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994.

     2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

   Any statement contained in a document incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company will provide without charge to each person, including any beneficial owners, to whom this Prospectus is delivered, on the request of such person, a copy (without exhibits, other than exhibits specifically incorporated by reference) of any or all of the documents incorporated by reference in this Prospectus. Written or oral requests for such copies should be directed to Elizabeth Tranter, at One Hardinge Drive, Elmira, New York 14902, telephone number (607) 734-2281.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                      Page
Consolidated Financial Statements:
  Report of the Independent Auditors                                                                  F-2
  Consolidated Balance Sheets as of December 31, 1993 and 1994 and March 31, 1995                     F-3
  Consolidated Statements of Income and Retained Earnings for the years ended December 31,
  1992, 1993 and 1994 and the three months ended March 31, 1994 and 1995                              F-4
  Consolidated Statements of Cash Flows for the years ended December 31, 1992, 1993 and 1994
  and the three months ended March 31, 1994 and 1995                                                  F-5
  Notes to Consolidated Financial Statements                                                          F-6

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
Hardinge Inc.



We have audited the accompanying consolidated balance sheets of Hardinge Inc. (formerly Hardinge Brothers, Inc.) and subsidiaries as of December 31, 1993 and 1994, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hardinge Inc. and subsidiaries at December 31, 1993 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


As discussed in Notes 3 and 6 to the financial statements, in 1992 the Company changed its method of accounting for income taxes and for postretirement benefits other than pensions.

                                                             ERNST & YOUNG LLP


Syracuse, New York
January 25, 1995, except for Note 8, as
to which the date is May 24, 1995

                        HARDINGE INC. AND SUBSIDIARIES



                         Consolidated Balance Sheets

                                                                 December 31,             March 31,
                                                              1993          1994            1995
                                                                                         (Unaudited)
                                                                         (in thousands)
Assets
Current assets:
  Cash                                                      $  3,354      $  3,783        $  2,869
  Accounts receivable                                         15,763        20,237          26,896
  Notes receivable                                             5,768         4,935           5,442
  Inventories (Note 1)                                        44,290        50,698          54,079
  Deferred income taxes (Note 3)                                 646           981             981
  Prepaid expenses                                               877           630             863
Total current assets                                          70,698        81,264          91,130
Property, plant and equipment:
  Land and buildings                                          20,078        20,695          20,501
  Machinery, equipment and fixtures                           46,115        52,132          53,089
  Office furniture, equipment and vehicles                     3,455         3,251           3,239
                                                              69,648        76,078          76,829
  Accumulated depreciation                                    43,538        45,812          46,634
                                                              26,110        30,266          30,195
Other assets:
  Notes receivable                                            12,460         7,744           8,899
  Deferred income taxes (Note 3)                                 980         1,439           1,373
  Other                                                          921         1,013             894
                                                              14,361        10,196          11,166
Total assets                                                $111,169      $121,726        $132,491
Liabilities and shareholders' equity
Current liabilities:
  Accounts payable                                          $  6,801      $  9,415        $ 10,472
  Notes payable to bank                                          676         3,500           3,500
  Accrued expenses                                             2,465         4,571           5,672
  Accrued pension plan expense                                   816           339             514
  Dividends payable                                              752           959              --
  Accrued income taxes                                            19         1,246           1,714
  Current portion of long-term debt (Note 2)                     714           714             714
Total current liabilities                                     12,243        20,744          22,586
Other liabilities:
  Long-term debt (Note 2)                                     18,357        15,164          21,245
  Employee benefit obligation (Note 6)                           350           150             100
  Accrued pension plan expense                                    --         1,055           1,101
  Accrued postretirement benefits (Note 6)                     4,757         4,837           4,864
                                                              23,464        21,206          27,310
Shareholders' equity (Notes 4 and 8):
  Common stock, $5 par value:
   Class A:
    Authorized shares--3,000,000
    Issued shares--975,912                                     4,880         4,880
   Class B:
    Authorized shares--3,000,000
    Issued shares--912,910                                     4,564         4,564
  Common stock, $.01 par value:
   Authorized shares--20,000,000
   Issued shares--3,918,790                                                                     39
  Additional paid-in capital                                     619           655          11,439
  Retained earnings                                           71,206        74,853          77,633
  Treasury shares                                               (565)         (361)           (740)
  Cumulative foreign currency translation adjustment          (1,866)       (1,874)         (1,739)
  Deferred employee benefits (Note 6)                         (3,376)       (2,941)         (4,037)
Total shareholders' equity                                    75,462        79,776          82,595
Total liabilities and shareholders' equity                  $111,169      $121,726        $132,491

                           See accompanying notes.

                        HARDINGE INC. AND SUBSIDIARIES



           Consolidated Statements of Income and Retained Earnings

                                                                                      Three Months Ended
                                                  Year Ended December 31,                  March 31,
                                             1992          1993          1994         1994          1995
                                                                                          (Unaudited)
                                                        (in thousands, except per share data)
Net sales                                  $84,797       $98,437       $117,336      $27,479      $40,687
Cost of sales                               55,905        63,169         76,937       17,930       26,774
Gross profit                                28,892        35,268         40,399        9,549       13,913
Selling, general and administrative
  expenses                                  24,864        25,804         27,882        6,572        8,415
Restructuring costs                          1,086            --             --           --           --
Income from operations                       2,942         9,464         12,517        2,977        5,498
Interest expense                             1,380         1,343          1,479          371          476
Interest (income)                           (1,160)         (763)          (453)        (134)        (121)
(Gain) on sale of assets                        --            --           (442)          --         (326)
Income before income taxes                   2,722         8,884         11,933        2,740        5,469
Income taxes (Note 3)                        1,152         3,730          5,214        1,128        2,165
Income before cumulative effect of
  changes in accounting methods              1,570         5,154          6,719        1,612        3,304
Cumulative effect of changes in
  accounting methods
  (Notes 3 and 6)                           (2,754)           --             --           --           --
Net (loss) income                           (1,184)        5,154          6,719        1,612        3,304
Retained earnings at beginning of
  period                                    72,857        68,935         71,206       71,206       74,853
Less dividends declared                      2,738         2,883          3,072          564          524
Retained earnings at end of period         $68,935       $ 71,206      $ 74,853      $72,254      $77,633
Per share data (Note 8):
  Income before cumulative effect of
    changes in accounting methods          $   .45       $  1.45       $   1.88      $   .45      $   .92
  Cumulative effect of changes in
    accounting methods                        (.79)           --             --           --           --
  Net (loss) income                        $  (.34)      $  1.45       $   1.88      $   .45      $   .92

                           See accompanying notes.

                        HARDINGE INC. AND SUBSIDIARIES



                    Consolidated Statements of Cash Flows

                                                                                           Three Months Ended
                                                            Year Ended December 31,             March 31,
                                                          1992       1993        1994       1994        1995
                                                                                               (Unaudited)
                                                                            (in thousands)
Operating activities
Income from continuing operations                        $ 1,570    $ 5,154    $ 6,719    $ 1,612     $ 3,304
Less: Cumulative effect of changes in accounting
  methods                                                 (2,754)        --         --         --          --
Net (loss) income                                         (1,184)     5,154      6,719      1,612       3,304
Adjustments to reconcile net (loss) income to net
  cash provided by operating activities:
   Depreciation and amortization                           3,801      3,939      4,354      1,305       1,349
   Provision for deferred income taxes                    (2,275)       (40)      (786)      (183)         66
   (Gain) on sale of assets                                  (73 )      (44)      (442)       (63)       (326)
   Foreign currency transaction loss (gain)                  282         68       (147)         5        (129)
   Changes in operating assets and liabilities:
    Accounts receivable                                   (2,916)    (1,659)    (4,340)      (186)     (6,508)
    Notes receivable                                      (1,658)    (3,892)     5,467      1,667      (1,645)
    Inventories                                            4,344     (6,364)    (6,249)       186      (3,301)
    Other assets                                             265     (1,014)       109       (417)       (124)
    Accounts payable                                        (520)     2,824      2,603       (864)      1,043
    Accrued expenses                                         731        680      3,922      1,716       1,773
    Accrued postretirement benefits                        4,651        107         80         20          27
Net cash provided by (used in) operating activities        5,448       (241)    11,290      4,798      (4,471)
Investing activities
Capital expenditures--net                                 (4,429)    (3,873)    (8,046)      (749)     (1,141)
Proceeds from sale of assets                                 291        274        864        205         447
Net cash (used in) investing activities                   (4,138)    (3,599)    (7,182)      (544)       (694)
Financing activities
Increase (decrease) in short-term notes payable to
  bank                                                        83        (43)     2,791       (438)         --
Increase (decrease) in long-term debt                      1,286      6,786     (3,193)    (2,500)      6,080
(Purchase) sale of treasury stock                           (142)      (420)      (346)        37        (379)
Dividends paid                                            (2,746)    (2,676)    (2,864)    (1,316)     (1,483)
Net cash (used in) provided by financing activities       (1,519)     3,647     (3,612)    (4,217)      4,218
Effect of exchange rate changes on cash                     (286)      (118)       (67)       (91)         33
Net (decrease) increase in cash                             (495)      (311)       429        (54)       (914)
Cash at beginning of period                                4,160      3,665      3,354      3,354       3,783
Cash at end of period                                    $ 3,665    $ 3,354    $ 3,783    $ 3,300     $ 2,869

                           See accompanying notes.

                        HARDINGE INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements
      (Information pertaining to March 31, 1995 and for the three months ended March 31, 1994 and 1995 is unaudited)
                      1. Significant Accounting Policies


Principles of Consolidation
   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Property, Plant and Equipment
   Property additions, including major renewals and betterments, are recorded at cost and are depreciated over their estimated useful lives. Upon retirement or disposal of an asset, the asset and related allowance for depreciation are eliminated and any resultant gain or loss is credited or charged to income. Depreciation is provided on the straight-line and sum of the years digits methods. Total depreciation expense on property, plant, and equipment was $3,307,000, $3,250,000, and $3,388,000 for 1992, 1993 and 1994,
respectively. Total depreciation expense on property, plant, and equipment was $927,000 and $1,098,000 for the three months ended March 31, 1994 and 1995, respectively.

Income Taxes
   In February 1992, the Financial Accounting Standards Board issued Statement No. 109, "Accounting for Income Taxes". The Company adopted the provisions of the new standard in its financial statements effective January 1, 1992.

   Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

Foreign Currency Translation
   In accordance with Financial Accounting Standards Board Statement No. 52, all balance sheet accounts of foreign subsidiaries are translated at current exchange rates and income statement items are translated at an average exchange rate for the year. The gain or loss resulting from translating subsidiary financial statements is recorded as a separate component of shareholders' equity. Transaction gains and losses are recorded in operations.

   The Company enters into foreign currency exchange contracts to hedge against the risk of future currency rate fluctuations on payments from its foreign subsidiaries and on payments to foreign suppliers of materials used in production. At December 31, 1993 and 1994 and at March 31, 1995, the total amount of outstanding contracts was not significant.

Concentration of Credit Risk
   The Company manufactures and sells products to companies in diversified industries, with a substantial majority of sales occurring in North America and Western Europe. The Company performs periodic credit evaluations of its customers' financial condition. The Company offers financing terms of up to seven years for its customers in the United States and Canada and files a lien against the equipment purchased under those terms. No collateral is required for sales made on open account terms with payment due within thirty days. As of December 31, 1993 and 1994 the total amount of receivables from any one specific industry was not significant. As of March 31, 1995, 29% of the accounts receivable were from three major customers in the automobile industry.

Income Per Share
   Income per share is computed using the weighted average number of shares of common stock outstanding during the year including common stock equivalents related to restricted stock. The number of shares outstanding has been adjusted to reflect the stock transactions as explained in Note 8 to the financial statements. The weighted

                         HARDINGE INC. AND SUBSIDIARIES
            Notes to Consolidated Financial Statements (continued)
      (Information pertaining to March 31, 1995 and for the three months ended March 31, 1994 and 1995 is unaudited)

1. Significant Accounting Policies (continued)

average number of common shares outstanding used to calculate income per share was 3,512,508, 3,565,033, 3,573,046, 3,545,168 and 3,583,916 for 1992,
1993, 1994 and for the three months ended March 31, 1994 and 1995, respectively.

1. Significant Accounting Policies (continued)Research and Development Costs The cost of research and development, all of which as been charged to operations, amounted to $4,420,000, $4,216,000, $5,218,000, $1,200,000 and
$1,233,000 in 1992, 1993, 1994 and for the three months ended March 31, 1994 and 1995, respectively.

Inventories
   Inventories are stated at the lower of cost (first-in, first-out method) or market. They are summarized as follows:

                                                 December 31,           March 31,
                                               1993         1994          1995
                                                        (in thousands)
Finished products                            $18,261      $20,024        $18,176
Work-in-process                               15,555       19,439         23,447
Raw materials and purchased components        10,474       11,235         12,456
                                             $44,290      $50,698        $54,079

2. Long-Term Debt and Contingencies

Long-term debt consists of:

                                                                            December 31,           March 31,
                                                                          1993         1994          1995
                                                                                   (in thousands)
Note payable, due in annual installments of $714,000
  commencing August 29, 1992 through 1998, with interest
  payable quarterly at 9.38%                                            $ 3,571      $ 2,857        $ 2,857
Note payable, due December 11, 1995, with interest payable semi-
  annually at 9.52%                                                       5,000        5,000          5,000
Note payable, due under revolving loan agreement, with interest at
  7.12% as of March 31, 1995                                             10,500        8,021         14,102
                                                                         19,071       15,878         21,959
Less current portion                                                        714          714            714
                                                                        $18,357      $15,164        $21,245

   In 1994, the Company entered into an unsecured credit arrangement with three banks which provides for borrowing in several currencies up to the equivalent of $30,000,000 on a revolving loan basis through August 1, 1997. The credit agreement provides for repayment of the outstanding principal beginning September 30, 1997 in 16 consecutive quarterly installments in amounts equal to 6.25% of the outstanding balance. Interest charged on the debt is based on the Company's choice of one, two, three, or six-month London Interbank Offered Rates (LIBOR) plus a fixed percent. A commitment fee of 3/8 of 1% is payable on the unused portion of the facility.

   The revolving credit note and the note payable in 1995 have been classified as long-term debt, as it is the Company's intention to maintain the principal amounts outstanding either through the existing credit facility or new borrowing arrangements.

   The Company also has a $5,000,000 unsecured short-term line of credit with a bank with interest based on a fixed percent over the one-month LIBOR. As of December 31, 1994, the $3,500,000 borrowed on this line carries

                         HARDINGE INC. AND SUBSIDIARIES
            Notes to Consolidated Financial Statements (continued)
      (Information pertaining to March 31, 1995 and for the three months ended March 31, 1994 and 1995 is unaudited)

2. Long-Term Debt and Contingencies (continued)

an interest rate of 6.38%. As of March 31, 1995, the $3,500,000 borrowed on this line carried an interest rate of 6.125%. The agreement is negotiated yearly and does not require any commitment fee.

   The debt agreements require, among other things, that the Company maintain specified levels of tangible net worth, working capital and indebtedness. Interest paid in 1992, 1993, 1994 and for the three months ended March 31, 1994 and 1995 totaled $1,417,000, $1,340,000, $1,477,000, $235,000 and
$298,000, respectively.

   The Company conducts some of its sales and service operations from leased office space with lease terms up to 15 years and uses certain data processing equipment under lease agreements expiring at various dates during the next four years. Rent expense under these leases totaled $1,391,000, $1,390,000, $1,290,000, $320,000 and $220,000 during the years ended December 31, 1992,
1993, 1994, and for the three months ended March 31, 1994 and 1995, respectively. Future minimum payments under noncancellable operating leases as of March 31, 1995 total $3,280,000, with payments over the next five years of $1,107,000, $929,000, $571,000, $232,000 and $58,000.
   The Company has provided financing terms of up to seven years for qualified customers who buy equipment. The Company may choose, when appropriate, to sell underlying notes receivable contracts to financial institutions to reduce debt and finance current operations. During 1992, 1993, 1994 and the three months ended March 31, 1994 and 1995, the Company sold notes totaling $6,900,000, $19,800,000, $30,000,000, $9,100,000 and
$3,000,000, respectively. Recourse against the Company from default of any of the notes included in the sales is limited to 10% of the then outstanding balance of the underlying notes. At March 31, 1995, the Company was contingently liable to the extent of approximately $4,368,000 as a result of said financing transactions.

3. Income Taxes
   Effective January 1, 1992, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by FASB Statement No. 109, "Accounting for Income Taxes". The cumulative effect of adopting Statement 109 as of January 1, 1992 was to increase net income by $113,000 which is included under the caption "Cumulative effect of changes in accounting methods".

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1993 and 1994 and March 31, 1995, the Company has state investment tax credits expiring at various dates through the year 2004, foreign net operating loss carryforwards which can be carried forward indefinitely, and foreign tax credit carryforwards expiring in 1999 for which no benefit has been recognized in the financial statements. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                      December 31,          March 31,
                                                    1993        1994          1995
                                                             (in thousands)
Deferred tax assets:
  Federal and state tax credit carryforwards       $  928      $1,910        $2,277
  Foreign net operating loss carryforwards            194         425           352
  Postretirement benefits                           1,784       1,792         1,795
  Inventory valuation                                 595         872           836
  Deferred employee benefits                          442         754           952
  Accrued pension                                     316         425           401
  Other                                               148         499           431
                                                    4,407       6,677         7,044
  Less valuation allowance                          1,122       2,335         2,629
   Total deferred tax assets                        3,285       4,342         4,415

                                     F-8

                         HARDINGE INC. AND SUBSIDIARIES
            Notes to Consolidated Financial Statements (continued)
      (Information pertaining to March 31, 1995 and for the three months ended March 31, 1994 and 1995 is unaudited)

3. Income Taxes (continued)

                                                      December 31,          March 31,
                                                    1993        1994          1995
                                                             (in thousands)
Deferred tax liabilities:
  Tax over book depreciation                        1,280       1,361         1,501
  Margin on installment sales                         129         230           230
  Other                                               250         331           330
  Total deferred tax liabilities                    1,659       1,922         2,061
   Net deferred tax assets                         $1,626      $2,420        $2,354

   Pretax income (loss) before the "Cumulative effect of changes in accounting methods" was $4,992,000, $9,233,000, $11,709,000, $2,742,000 and
$4,881,000 from domestic operations and $(2,270,000), $(349,000), $224,000,
$(2,000) and $588,000 from foreign operations for 1992, 1993, 1994 and for the three months ended March 31, 1994 and 1995, respectively.

   Significant components of income tax expense (benefit) attributable to continuing operations are as follows:

                                                            Three Months Ended
                           Year Ended December 31,              March 31,
                        1992        1993        1994        1994         1995
                                            (in thousands)
Current:
  Federal              $1,666      $3,208      $4,812      $1,036       $1,680
  Foreign                (481)        (87)        414          95          187
  State                   441         650         782         180          232
  Total current         1,626       3,771       6,008       1,311        2,099
Deferred:
  Federal                (129)       (204)       (739)       (170)          58
  Foreign                (345)        163          53          12           --
  State                    --          --        (108)        (25)           8
  Total deferred         (474)        (41)       (794)       (183)          66
                       $1,152      $3,730      $5,214      $1,128       $2,165

   Income tax payments totaled $1,423,000, $3,629,000, $4,642,000, $188,000 and $1,650,000 in 1992, 1993, 1994 and for the three months ended March 31, 1994 and 1995, respectively.

   The following is a reconciliation of income tax expense computed at the United States statutory rate to amounts shown in the consolidated statements of income.

                                                                                 Three Months Ended
                                                  Year Ended December 31,            March 31,
                                                 1992       1993       1994       1994       1995
Federal income taxes                             34.0%      34.0%      34.0%      34.0%      34.0%
Tax differential on operations of foreign
  subsidiaries                                   (2.0)       2.2        3.3        3.3        (.2)
State income taxes                               10.7        5.0        3.7        3.7        2.9
Other                                             (.4)        .8        2.7         .2        2.9
                                                 42.3%      42.0%      43.7%      41.2%      39.6%

   As a result of changes in U.S. tax law effective in 1994, earnings of a foreign subsidiary were deemed distributed, and U.S. federal taxes of $260,000 were provided. The remaining undistributed earnings of the foreign subsidiaries, which amounted to approximately $6,423,000 and $6,955,000 at December 31, 1994 and at March

                         HARDINGE INC. AND SUBSIDIARIES
            Notes to Consolidated Financial Statements (continued)
      (Information pertaining to March 31, 1995 and for the three months ended March 31, 1994 and 1995 is unaudited)

3. Income Taxes (continued)

31, 1995, are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of the unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

4. Shareholders' Equity
   Additional paid-in capital increased by $86,000, $36,000, $7,000, and $1,141,000 in 1993, 1994 and for the three months ended March 31, 1994 and 1995, respectively, as a result of shares distributed from Treasury pursuant to a long-term incentive plan (see Note 6).

   During the three month period ended March 31, 1995, common stock was reduced and additional paid-in capital was increased by $9,643,000 to reflect the stock transactions discussed in Note 8 to the financial statements. The following information has also been adjusted to give effect to the stock transactions discussed in Note 8.

   Transactions affecting treasury shares are summarized as follows:

                                                                  Three Months Ended
                                   Year Ended December 31,             March 31,
                                1992         1993        1994       1994       1995
                                                  (in thousands)
Balance--beginning             $1,105      $ 1,649      $ 565      $ 565       $361
Purchases                         162          488        467         --        476
Employee benefit plans:
  Contributions                    --       (1,504)      (550)      (375)        --
  Forfeitures                     402           --         --         --         --
Sales                           <F20>          (68)      (121)       (30)       (97)
Balance--ending                $1,649      $   565      $ 361      $ 160       $740

   The number of shares in treasury were 147,954, 48,746, 33,232, 14,982 and 59,039 at December 31, 1992, 1993, 1994, and at March 31, 1994 and 1995,
respectively.

   Dividends declared (per share) were $.74, $.79, $.84, $.15 and $.15 in 1992, 1993, 1994 and for the three months ended March 31, 1994 and 1995, respectively.

                         HARDINGE INC. AND SUBSIDIARIES
            Notes to Consolidated Financial Statements (continued)
      (Information pertaining to March 31, 1995 and for the three months ended March 31, 1994 and 1995 is unaudited)

5. Industry Segment and Foreign Operations
   The Company operates in one business segment--industrial machine tools. Domestic and foreign operations consist of:

                                                                               Three Months Ended
                                              Year Ended December 31,               March 31,
                                           1992        1993        1994        1994         1995
                                                               (in thousands)
Sales:
  Gross sales:
   United States                          $78,309    $ 94,268    $110,942    $ 25,900     $ 38,625
   Western Europe                           9,360       8,715      12,346       2,802        4,370
   Other                                    4,903       8,403      12,980       1,613        3,228
Total                                      92,572     111,386     136,268      30,315       46,223
  Less interarea transfers:
   United States                            7,769      12,930      18,915       2,835        5,535
   Western Europe                               6          19          17           1            1
Total                                       7,775      12,949      18,932       2,836        5,536
  Net sales:
   United States                           70,540      81,338      92,027      23,065       33,090
   Western Europe                           9,354       8,696      12,329       2,801        4,369
   Other                                    4,903       8,403      12,980       1,613        3,228
Total net sales                           $84,797    $ 98,437    $117,336    $ 27,479     $ 40,687
Operating income (loss):
   United States                          $ 5,175    $  9,192    $ 12,220    $  2,948     $  5,262
   Western Europe                          (1,281)       (617)       (875)        (72)         314
   Other                                     (952)        889       1,614         101          248
Total operating income                    $ 2,942    $  9,464    $ 12,959    $  2,977     $  5,824
Net income (loss) before cumulative
  effect of changes in accounting
  methods:
   United States                          $ 2,925    $  5,148    $  6,884    $  1,654     $  2,931
   Western Europe                            (824)       (596)     (1,039)        (86)         277
   Other                                     (531)        602         874          44           96
Total net income before cumulative
  effect of changes in accounting
  methods                                 $ 1,570    $  5,154    $  6,719    $  1,612     $  3,304
Identifiable assets:
   United States                          $85,323    $ 97,816    $106,606    $ 96,612     $117,421
   Western Europe                           7,725       7,348       7,256       7,143        7,212
   Other                                    5,413       6,005       7,864       5,701        7,858
Total identifiable assets                 $98,461    $111,169    $121,726    $109,456     $132,491

   Interarea sales are accounted for at prices comparable to normal, unaffiliated customer sales, reduced by estimated costs not incurred on these sales.


   Operating income excludes interest income and interest expense including that which is directly attributable to the related operations. The operating loss in Western Europe in 1994 includes a $540,000 charge for the write- off of inventory that became obsolete when the Company changed its distribution strategies there. Operating income (loss) for 1992 includes charges for restructuring costs of $142,000, $327,000 and $617,000 in the United States, Western Europe and Other, respectively. The 1992 net income for the United States does not include the cumulative effect of changes in accounting methods of ($2,754,000).

                         HARDINGE INC. AND SUBSIDIARIES
            Notes to Consolidated Financial Statements (continued)
      (Information pertaining to March 31, 1995 and for the three months ended March 31, 1994 and 1995 is unaudited)


6. Employee Benefits


Pension Plan
   The Company provides a non-contributory defined benefit pension plan covering all eligible domestic employees. The related benefits are generally based on years of service and a percentage of the employee's average annual compensation. The Company's practice is to fund all pension costs accrued and to contribute annually amounts within the range allowed by the Internal Revenue Service.

   A summary of the components of net periodic pension cost is presented below.

                                                                                             Three Months Ended
                                                           Year Ended December 31,               March 31,
                                                        1992         1993         1994        1994       1995
                                                                           (in thousands)
Service costs--benefits earned during the year        $ 1,030      $ 1,054      $ 1,126      $ 282       $ 241
Interest costs on projected benefit obligation          2,720        2,844        3,055        764         796
Actual return on plan assets                           (4,668)      (3,439)      (1,538)      (385)       (951)
Net amortization and deferral                           1,305         (103)      (2,065)      (516)        (46)
Net pension costs                                     $   387      $   356      $   578      $ 145       $  40

   Actuarial assumptions used to determine pension costs include a discount rate of 8.75% at December 31, 1994 and for the three months ended March 31, 1994 and 1995 (7.75% and 8.50% as of December 31, 1993 and 1992,
respectively), expected long-term rate of return on assets of 9% for all periods shown, and expected rate of increase in compensation levels of 5% for all periods shown. The increase in the discount rate in 1994 decreased the projected benefit obligation at the end of the year by $4,600,000.

   A summary of the Plan's funded status and amounts recognized in the Company's consolidated balance sheets is as follows:

                                                                       1993         1994
                                                                         (in thousands)
Plan assets at fair value                                            $43,705       $42,888
Projected benefit obligation for services rendered to date            40,403        37,570
Plan assets in excess of projected benefit obligation                  3,302         5,318
Unrecognized net (gain)                                               (5,154)       (7,901)
Unrecognized net (asset) from transition                              (2,613)       (2,439)
Unrecognized prior service costs resulting from Plan amendment         3,649         3,628
Net pension (liability) recognized in the balance sheets             $  (816)      $(1,394)

   The actuarial valuation is performed at the Plan's year end. The pension liability at March 31, 1995 was $1,615,000.

   The portion of the projected benefit obligation representing the accumulated benefit obligation for the pension plan was $37,641,000 and $35,102,000 at the end of 1993 and 1994, respectively. The vested benefit obligation included in those numbers was $32,717,000 and $30,595,000 at the end of 1993 and 1994, respectively.

   Pension plan assets include shares of the Company's common stock valued at approximately $2,074,000 and $2,364,000 at December 31, 1993 and 1994,
respectively. The remaining plan assets consisted of United States Government securities, corporate bonds and notes, other common stocks and an insurance contract.

Postretirement Plans Other Than Pensions
   The Company provides a contributory retiree health plan covering all eligible domestic employees who retired at normal retirement age prior to January 1, 1993 and all retirees who will retire at normal retirement age after January 1, 1993 with at least 10 years of active service. Employees who elect early retirement are eligible for the

                         HARDINGE INC. AND SUBSIDIARIES
            Notes to Consolidated Financial Statements (continued)
      (Information pertaining to March 31, 1995 and for the three months ended March 31, 1994 and 1995 is unaudited)

6. Employee Benefits (continued)

plan benefits if they have 15 years of active service at retirement. Benefit obligations and funding policies are at the discretion of the Company's management. Retiree contributions are adjusted annually and contain other cost- sharing features such as deductibles and coinsurance, all of which vary according to the retiree's date of retirement. The accounting for the plan anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to limit its contributions to 125% of the average aggregate 1993 claim cost. The Company also provides a non-contributory life insurance plan to retirees. Because the amount of liability relative to this plan is insignificant, it is combined with the health plan for purposes of this disclosure.

   In 1992, the Company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". The Company elected to immediately recognize the initial liability calculated at the time of adoption (the transition obligation) in its operations which resulted in a $2,867,000 after tax charge ($4,550,000 pretax) recorded as a "Cumulative effect of a change in accounting method" on the Consolidated Statements of Income and Retained Earnings. Aside from that adjustment, the effect of adopting the new rules increased 1992 net periodic postretirement benefit cost by $101,000 and decreased net income by $60,000.

   A summary of the components of net periodic other postretirement benefit costs relating to the plans is presented below.

                                                             Year Ended               Three Months
                                                            December 31,            Ended March 31,
                                                      1992      1993      1994      1994       1995
                                                                      (in thousands)
Service costs--benefits earned during the year        $ 94      $103      $ 97      $ 24       $ 20
Interest costs on projected benefit obligation         383       392       435       109        113
Amortization of actuarial losses                        --        --        27         7         --
Amount recorded in operations                         $477      $495      $559      $140       $133

   Actuarial assumptions used to determine the liability for postretirement plans other than pensions included a discount rate of 8.75%, 7.75%, 8.75%, 8.75% and 8.75% at December 31, 1992, 1993, 1994 and for the three months ended March 31, 1994 and 1995, respectively. The annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend) was assumed to be 13% for 1994, 12% for 1995 and is assumed to decrease gradually to 6% by the year 2004 and remain at that level thereafter.

   The health care cost trend rate assumption does not have a significant effect on the amounts reported due to the 125% cap on the Company's portion of the medical plan claims. A one percentage point increase in the assumed health care cost trend rates would increase the accumulated postretirement benefit obligation by only $171,000 and increase the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for 1994 by $20,000.

   The Company has not prefunded any of its postretirement health and life insurance liabilities and, consequently, there are no expected returns on assets anticipated in the calculation of expense.

   A schedule reconciling the accumulated benefit obligation with the Company's recorded liability follows:

                                                                   1993           1994
                                                                      (in thousands)
Accumulated postretirement benefit obligation:
   Current retirees                                               $(3,144)       $ (2,988)
   Fully eligible active participants                                (843)        (1,345)
   Other active participants                                       (1,816)        (1,024)
    Total                                                          (5,803)        (5,357)
Unrecognized losses                                                 1,046            520
Accrued postretirement benefit recognized in balance sheet        $(4,757)       $(4,837)

                         HARDINGE INC. AND SUBSIDIARIES
            Notes to Consolidated Financial Statements (continued)
      (Information pertaining to March 31, 1995 and for the three months ended March 31, 1994 and 1995 is unaudited)

6. Employee Benefits (continued)

   The actuarial valuation is performed at the Plan's year end. The accrued postretirement benefit at March 31, 1995 was $4,864,000.

Group Health Plan
   The Company has a contributory group benefit plan which provides medical and dental benefits to all of its domestic employees.

Employee Stock Ownership Plan
   The Company maintains an Employee Stock Ownership Plan. The Plan covers substantially all employees of the Company subject to minimum employment period requirements. The approved Plan required establishment of an employee stock ownership trust, which borrowed from a bank to purchase the Company's common stock. The Company thereby effectively obligated itself to contribute to the employee trust sufficient amounts to allow the trust to repay the loan and related interest installments through 1996. The balance of the loan, including the current portion of $200,000, was $550,000, $350,000 and $300,000 at December 31, 1993, 1994 and March 31, 1995, respectively. Contributions (including dividends) to the trust for the years ended December 31, 1992, 1993, 1994 and for the three months ended March 31, 1994 and 1995, totaled $274,000, $257,000, $240,000, $61,000 and $57,000, respectively. The interest portion of those contributions was $74,000, $57,000, $40,000, $11,000 and $7,000 in 1992, 1993, 1994 and for the three months ended March 31, 1994 and 1995, respectively. Approximately $67,000, $53,000, $41,000,
$18,000 and $16,000 of dividends on shares owned by the ESOP were used to service debt requirements in 1992, 1993, 1994 and for the three months ended March 31, 1994 and 1995, respectively.


401(k) Plan
   The Company also maintains a 401(k) Savings Plan. Provisions of the Plan allow employees to defer from 1% to 15% of their pre-tax salary to the Plan. Those contributions may be invested at the option of the employees in either fixed income securities or Hardinge Inc. common stock.


Long-Term Incentive Plans
   The following information has been adjusted to give effect to the stock transactions discussed in Note 8.

   In 1993, the Board of Directors established an Incentive Stock Plan to assist in attracting and retaining key employees. The Plan allows the Board to grant restricted stock and performance share awards up to an aggregate of 405,000 shares of common stock to these employees. The ability of the Board to grant awards under a similar incentive stock plan from 1988 expired on December 31, 1991.

   During 1993, certain officers and other key managers were awarded a total of 134,750 restricted shares of common stock. During 1994 and the three months ended March 31, 1995, 46,750 and 95,500 restricted shares of common stock were awarded. Restrictions on 24,600 and 18,450 shares of common stock from the 1988 Plan expired in 1993 and 1994, respectively. Restrictions on 10,250 shares of common stock from the 1993 Plan expired during the three months ended March 31, 1995.

   As of March 31, 1995, a total of 491,800 restricted shares of common stock were outstanding under the two Plans. All shares of restricted stock are subject to forfeiture and restrictions on transfer, and unconditional vesting occurs upon the completion of a specified period ranging from four to eight years from the date of grant.

   Deferred compensation associated with these grants is measured by the market value of the stock on the date of grant and totaled $1,584,000, $575,000, $375,000 and $1,377,500 in 1993, 1994 and for the three months ended March 31, 1994 and 1995, respectively. This deferred compensation is being amortized on a straight-line basis over the specified service period. The unamortized deferred compensation at December 31, 1993, 1994 and March 31, 1994 and 1995 totaled $2,826,000, $2,591,000, $3,024,000 and $3,737,000 respectively, and is included along with Employee Stock Ownership Benefits as a reduction of shareholders' equity.

Foreign Operations
   The Company also has employees in certain foreign countries that are covered by defined benefit pension plans and other employee benefit plans. Related obligations and costs charged to operations are not material.

                         HARDINGE INC. AND SUBSIDIARIES
            Notes to Consolidated Financial Statements (continued)
      (Information pertaining to March 31, 1995 and for the three months ended March 31, 1994 and 1995 is unaudited)

7. Quarterly Financial Information (Unaudited)
   Summarized quarterly financial information for 1993, 1994 and the three months ended March 31, 1995 is as follows:

                                                  Quarter
                               First        Second       Third        Fourth
                                   (in thousands, except per share data)
 1993
Net sales                     $24,588      $25,113      $22,511       $26,225
Gross profit                    9,015        8,791        7,939         9,523
Income from operations          2,638        2,315        1,633         2,878
Net income                      1,494        1,259          928         1,473
Net income per share              .43          .35          .26           .41
 1994
Net sales                     $27,479      $29,023      $29,449       $31,385
Gross profit                    9,549       10,010       10,394        10,446
Income from operations          2,977        3,358        2,975         3,207
Net income                      1,612        1,819        1,608         1,680
Net income per share              .45          .51          .45           .47
 1995
Net sales                     $40,687
Gross profit                   13,913
Income from operations          5,498
Net income                      3,304
Net income per share              .92


8. Subsequent Events
   In connection with a proposed public offering, the Board of Directors approved amendments to the Company's Certificate of Incorporation ("Certificate"). The amendments include (a) authorization of a new class of Preferred Stock consisting of 2,000,000 shares; (b) converting each Class A common share into 2.00 shares of a new single class of Common Stock, representing a 2-for-1 stock split and each Class B common share into 2.05 shares of a new single class of Common Stock, representing a 2.05-for-1 stock split; and (c) increasing the number of shares of Common Stock the Company is authorized to issue from 6,000,000 to 20,000,000 shares and reducing the par value of all Common Stock from $5 to $0.01 per share. Such amendments were approved by the Company's shareholders at its annual meeting on May 16, 1995, which approval (in the case of clauses (b) and (c)) was conditioned upon the approval by the Board of Directors, or a committee thereof, just prior to the effective date of a registration statement, of the final terms of an underwriting agreement with respect to the proposed public offering. Terms of the underwriting agreement were approved on May 24, 1995 and an amendment to the Company's Certificate was filed with the Secretary of State of the State of New York promptly thereafter.


   The March 31, 1995 balance sheet and all share and per share data appearing in the financial statements and notes thereto have been restated giving effect to the amendments discussed above.


   At its annual meeting on May 16, 1995, the Company's shareholders approved an amendment to the Company's Certificate changing the name of the Company to Hardinge Inc. from Hardinge Brothers Inc.

                                    PART II

                      INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.
   The following table sets forth the Registrant's expenses in connection with the securities being registered. Except for the SEC registration fee, the Nasdaq National Market application fee and the NASD filing fee, the amounts listed below are estimates. All of the following expenses will be paid by the Registrant:

 SEC registration fee                           $   18,174
Nasdaq National Market application fee              32,775
NASD filing fee                                      5,773
Printing and engraving expenses                    169,600
Legal fees and expenses                            744,500
Accounting fees and expenses                        70,000
Blue sky qualification fees and expenses            20,000
Transfer agent fees and expenses                     3,500
Miscellaneous                                       43,178
  Total                                         $1,107,500


Item 15. Indemnification of Directors and Officers.
   The Registrant is incorporated under the New York Business Corporation Law ("NYBCL"). Section 722 of the NYBCL generally permits a corporation to indemnify its officers and directors against judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees actually and necessarily incurred in an action or proceeding (other than an action by or in the right of a corporation, a "derivative action"), if such directors or officers acted in good faith, for a purpose which they reasonably believed to be in the best interests of the corporation, and, with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was wrongful. A similar standard is applicable in the case of derivative actions except that no indemnification is permitted in respect of (i) a threatened action, or a pending action which is settled or disposed of, or (ii) any claim, issue or matter as to which such officers or directors are adjudged to be liable to the corporation, unless and only to the extent a court determines that such officers or directors are fairly and reasonably entitled to indemnity for such portion of the settlement and expenses as the court deems proper. Section 724 of the NYBCL requires indemnification in a civil action or proceeding if so ordered by a court.


   Article XI of the By-Laws of the Registrant provides indemnification of its directors and officers to the fullest extent permitted by the NYBCL. The Registrant's directors and officers also are covered by a conventional directors' and officers' insurance policy.

Item 16. Exhibits.

      Item                                                Description
 +++   1   -     Form of Underwriting Agreement.
  ++   4.1 -     Restated Certificate of Incorporation of Hardinge Brothers, Inc.
  ++   4.2 -     Amendment to the Restated Certificate of Incorporation of Hardinge Brothers, Inc. filed with the Secretary of State of the State of New York on May 27, 1988.
       4.3 -     Amendment to the Restated Certificate of Incorporation of Hardinge Brothers, Inc. filed with the Secretary of State of the State of New York on May 19, 1995 is incorporated by reference from the Registrant's Form 8-A, filed with the Securities and Exchange Commission on May 19,
                 1995.
       4.4 -     Form of Amendment to the Restated Certificate of Incorporation of Hardinge Inc. to be filed with the Secretary of State of the State of New York prior to the effective date of the
                 Registration Statement, Registration Number 33-91644, is incorporated by reference from the
                 Registrant's Form 8-A, filed with the Securities and Exchange Commission on May 19, 1995.
  ++   4.5 -     By-Laws of Hardinge Brothers, Inc.
       4.6 -     Section 719 through 726 of the New York Business Corporation Law are incorporated by reference from the Registrant's Form 10, effective June 29, 1987.
       4.7 -     Specimen of certificate for shares of Common Stock, par value $.01 per share, of Hardinge
                 Inc. is incorporated by reference from the Registrant's Form 8-A, filed with the Securities and Exchange Commission on May 19, 1995.
       4.8 -     Form of Rights Agreement, dated as of May 16, 1995, between Hardinge Inc. and American Stock
                 Transfer and Trust Company is incorporated by reference from the Registrant's Form 8-A, filed with the Securities and Exchange Commission on May 23, 1995.
       5   -     Opinion of Shearman & Sterling as to the validity of the Common Stock.
      10.1 -     The 1988 Hardinge Brothers, Inc. Incentive Stock Plan, as adopted by shareholders at the annual meeting of shareholders held on May 17, 1988, is incorporated by reference from the
                 Registrant's Form 10-Q for the quarter ended June 30, 1988 and the Annual Proxy Statement dated April 28, 1988.

                                     II-1

     10.2  -     First Amendment to Hardinge Brothers, Inc. 1988 Incentive Stock Plan is incorporated by reference from the Registrant's Form 10-K for the year ended December 31, 1993.
     10.3  -     Hardinge Brothers, Inc. 1993 Incentive Stock Plan is incorporated by reference from the
                 Registrant's Form 10-K for the year ended December 31, 1993.
     10.4  -     Hardinge Brothers, Inc. Executive Supplemental Pension Plan is incorporated by reference from the Registrant's Form 10-K for the year ended December 31, 1993.
   + 10.5  -     Credit Agreement dated as of August 1, 1994 among Hardinge Brothers, Inc., the Banks signatory thereto and The Chase Manhattan Bank, relating to a $30,000,000 revolving loan.
   + 10.6  -     Note Agreement dated August 29, 1991 between Hardinge Brothers, Inc. and AEtna Life Insurance
                 Company, relating to the issuance by Hardinge Brothers, Inc. of $5,000,000 principal amount of its 9.38% notes due 1998.
   + 10.7  -     Note Agreement dated December 11, 1990 between Hardinge Brothers, Inc. and AEtna Life
                 Insurance Company, relating to the issuance by Hardinge Brothers, Inc. of $5,000,000 principal amount of its 9.52% notes due 1995.
   + 10.8  -     Employment Agreement with Robert E. Agan dated as of April 1, 1995.
   + 10.9  -     Employment Agreement with J. Allan Krul dated as of April 1, 1995.
   + 10.10 -     Employment Agreement with Malcolm L. Gibson dated as of April 1, 1995.
   + 10.11 -     Employment Agreement with Douglas A. Greenlee dated as of April 1, 1995.
   + 10.12 -     Employment Agreement with Douglas C. Tifft dated as of April 1, 1995.
   + 10.13 -     Form of Deferred Directors Fee Plan.
   + 10.14 -     Description of Incentive Cash Bonus Program.
   + 10.15 -     Loan Purchase Agreement dated as of October 26, 1994, between Hardinge Brothers, Inc. and
                 Chemung Canal Trust Company, relating to the purchase of $3,000,000 of receivables contracts by Chemung Canal Trust Company from Hardinge Brothers, Inc.
   + 10.16 -     Loan Purchase Agreement dated as of March 24, 1995, between Hardinge Brothers, Inc. and
                 Chemung Canal Trust Company, relating to the purchase of $3,000,000 of receivables contracts by Chemung Canal Trust Company from Hardinge Brothers, Inc.
 +++ 10.17 -     $5,000,000 Master Note executed by Hardinge Brothers, Inc. for the benefit of Chemung Canal
                 Trust Company dated September 19, 1994.
     23.1  -     Consent of Ernst & Young LLP, Independent Auditors.
     23.2  -     Consent of Shearman & Sterling (included in its opinion filed as Exhibit 5).
   + 24    -     Powers of Attorney.


 + Previously filed as an exhibit to the Registration Statement (Registration No. 33-91644) filed with the Securities and Exchange Commission on April 27, 1995.
++ Previously filed as an exhibit to Amendment No. 1 to the Registration Statement (Registration No. 33-91644) filed with the Securities and Exchange Commission on May 11, 1995.
+++ Previously filed as an exhibit to Amendment No. 2 to the Registration Statement (Registration No. 33-91644) filed with the Securities and Exchange Commission on May 24, 1995.



Item 17. Undertakings.
   The undersigned Registrant hereby undertakes that:



   (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



   (b)(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.



      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant certificates that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Elmira, State of New York, on the 25th day of May 1995.


                                        HARDINGE INC.
                                        By        /s/ Robert E. Agan
                                                    Robert E. Agan
                                            President and Chief Executive
                                                       Officer


   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities indicated on May 25, 1995:


             Signature                                Title
         /s/ Robert E. Agan                 President, Chief Executive
           (Robert E. Agan)                    Officer and Director
       /s/ Malcolm L. Gibson                Senior Vice President/Chief
         (Malcolm L. Gibson)                   Financial Officer and
                                                Assistant Secretary
                 *
        (Douglas A. Greenlee)               Vice President and Director
                 *
         (Richard L. Simons)                        Controller
                 *
          (J. Philip Hunter)                  Secretary and Director
                 *
          (John W. Bennett)                          Director
                 *
          (Richard J. Cole)                          Director
                 *
           (James L. Flynn)                          Director
                 *
          (E. Martin Gibson)                         Director
                 *
         (Dr. Eve L. Menger)                         Director
                 *
         (Whitney S. Powers)                         Director

*By   /s/ Malcolm L. Gibson
       (Malcolm L. Gibson)
         Attorney-in-fact

                               INDEX TO EXHIBITS

      Item                                                Description
 +++   1   -     Form of Underwriting Agreement.
  ++   4.1 -     Restated Certificate of Incorporation of Hardinge Brothers, Inc.
  ++   4.2 -     Amendment to the Restated Certificate of Incorporation of Hardinge Brothers, Inc. filed with the Secretary of State of the State of New York on May 27, 1988.
       4.3 -     Amendment to the Restated Certificate of Incorporation of Hardinge Brothers, Inc. filed with the Secretary of State of the State of New York on May 19, 1995 is incorporated by reference from the Registrant's Form 8-A, filed with the Securities and Exchange Commission on May 19,
                 1995.
       4.4 -     Form of Amendment to the Restated Certificate of Incorporation of Hardinge Inc. to be filed with the Secretary of State of the State of New York prior to the effective date of the
                 Registration Statement, Registration Number 33-91644, is incorporated by reference from the
                 Registrant's Form 8-A, filed with the Securities and Exchange Commission on May 19, 1995.
  ++   4.5 -     By-Laws of Hardinge Brothers, Inc.
       4.6 -     Section 719 through 726 of the New York Business Corporation Law are incorporated by reference from the Registrant's Form 10, effective June 29, 1987.
       4.7 -     Specimen of certificate for shares of Common Stock, par value $.01 per share, of Hardinge
                 Inc. is incorporated by reference from the Registrant's Form 8-A, filed with the Securities and Exchange Commission on May 19, 1995.
       4.8 -     Form of Rights Agreement, dated as of May 16, 1995, between Hardinge Inc. and American Stock
                 Transfer and Trust Company is incorporated by reference from the Registrant's Form 8-A, filed with the Securities and Exchange Commission on May 23, 1995.
       5   -     Opinion of Shearman & Sterling as to the validity of the Common Stock.
      10.1 -     The 1988 Hardinge Brothers, Inc. Incentive Stock Plan, as adopted by shareholders at the annual meeting of shareholders held on May 17, 1988, is incorporated by reference from the
                 Registrant's Form 10-Q for the quarter ended June 30, 1988 and the Annual Proxy Statement dated April 28, 1988.
     10.2  -     First Amendment to Hardinge Brothers, Inc. 1988 Incentive Stock Plan is incorporated by reference from the Registrant's Form 10-K for the year ended December 31, 1993.
     10.3  -     Hardinge Brothers, Inc. 1993 Incentive Stock Plan is incorporated by reference from the
                 Registrant's Form 10-K for the year ended December 31, 1993.
     10.4  -     Hardinge Brothers, Inc. Executive Supplemental Pension Plan is incorporated by reference from the Registrant's Form 10-K for the year ended December 31, 1993.
   + 10.5  -     Credit Agreement dated as of August 1, 1994 among Hardinge Brothers, Inc., the Banks signatory thereto and The Chase Manhattan Bank, relating to a $30,000,000 revolving loan.
   + 10.6  -     Note Agreement dated August 29, 1991 between Hardinge Brothers, Inc. and AEtna Life Insurance
                 Company, relating to the issuance by Hardinge Brothers, Inc. of $5,000,000 principal amount of its 9.38% notes due 1998.
   + 10.7  -     Note Agreement dated December 11, 1990 between Hardinge Brothers, Inc. and AEtna Life
                 Insurance Company, relating to the issuance by Hardinge Brothers, Inc. of $5,000,000 principal amount of its 9.52% notes due 1995.
   + 10.8  -     Employment Agreement with Robert E. Agan dated as of April 1, 1995.
   + 10.9  -     Employment Agreement with J. Allan Krul dated as of April 1, 1995.
   + 10.10 -     Employment Agreement with Malcolm L. Gibson dated as of April 1, 1995.
   + 10.11 -     Employment Agreement with Douglas A. Greenlee dated as of April 1, 1995.
   + 10.12 -     Employment Agreement with Douglas C. Tifft dated as of April 1, 1995.
   + 10.13 -     Form of Deferred Directors Fee Plan.
   + 10.14 -     Description of Incentive Cash Bonus Program.
   + 10.15 -     Loan Purchase Agreement dated as of October 26, 1994, between Hardinge Brothers, Inc. and
                 Chemung Canal Trust Company, relating to the purchase of $3,000,000 of receivables contracts by Chemung Canal Trust Company from Hardinge Brothers, Inc.
   + 10.16 -     Loan Purchase Agreement dated as of March 24, 1995, between Hardinge Brothers, Inc. and
                 Chemung Canal Trust Company, relating to the purchase of $3,000,000 of receivables contracts by Chemung Canal Trust Company from Hardinge Brothers, Inc.
 +++ 10.17 -     $5,000,000 Master Note executed by Hardinge Brothers, Inc. for the benefit of Chemung Canal
                 Trust Company dated September 19, 1994.
     23.1  -     Consent of Ernst & Young LLP, Independent Auditors.
     23.2  -     Consent of Shearman & Sterling (included in its opinion filed as Exhibit 5).
   + 24    -     Powers of Attorney.


 + Previously filed as an exhibit to the Registration Statement (Registration No. 33-91644) filed with the Securities and Exchange Commission on April 27, 1995.
++ Previously filed as an exhibit to Amendment No. 1 to the Registration Statement (Registration No. 33-91644) filed with the Securities and Exchange Commission on May 11, 1995.
+++ Previously filed as an exhibit to Amendment No. 2 to the Registration Statement (Registration No. 33-91644) filed with the Securities and Exchange Commission on May 24, 1995.


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